Exhibit (a)(1)(A)

Offer To Purchase
All Outstanding Shares of Common Stock
of
ARQULE, INC.
at
$20.00 Per Share, Net in Cash
by
ARGON MERGER SUB, INC.,
a wholly-owned subsidiary of
MERCK SHARP & DOHME CORP.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT ONE MINUTE PAST 11:59 P.M., NEW YORK CITY TIME, ON JANUARY 15, 2020, UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED.

Argon Merger Sub, Inc., a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Merck Sharp & Dohme Corp., a New Jersey corporation (“Parent”), is offering to purchase all of the outstanding shares of common stock, par value $0.01 per share (the “Shares”), of ArQule, Inc., a Delaware corporation (“ArQule”), at a purchase price of $20.00 per Share (the “Offer Price”), net to the seller in cash, without interest and less any applicable tax withholding, upon the terms and subject to the conditions set forth in this Offer to Purchase (as it may be amended, supplemented or otherwise modified from time to time, the “Offer to Purchase”) and in the related Letter of Transmittal (as it may be amended, supplemented or otherwise modified from time to time, the “Letter of Transmittal,” which, together with this Offer to Purchase, as they may be amended, supplemented or otherwise modified from time to time, collectively constitute the “Offer”).

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of December 6, 2019 (as it may be amended, supplemented or otherwise modified from time to time, the “Merger Agreement”), by and among ArQule, Parent and Purchaser, pursuant to which, after consummation of the Offer and the satisfaction or waiver of certain conditions, Purchaser will merge with and into ArQule, upon the terms and subject to the conditions set forth in the Merger Agreement, with ArQule continuing as the surviving corporation (the “Surviving Corporation”) and becoming a wholly-owned subsidiary of Parent (the “Merger”). The Merger will be governed by Section 251(h) of the Delaware General Corporation Law (the “DGCL”) and will be effected by Purchaser and ArQule without a stockholder vote pursuant to the DGCL as soon as practicable following the consummation of the Offer.

In the Merger, each outstanding Share (other than (i) the Shares held in the treasury of ArQule or owned by Parent or Purchaser or any of their respective direct or indirect wholly-owned subsidiaries immediately prior to the effective time of the Merger (the “Effective Time”) and (ii) Shares as to which appraisal rights have been perfected in accordance with the DGCL) will be cancelled and converted into the right to receive an amount in cash equal to the Offer Price, without interest (the “Merger Consideration”), less any applicable tax withholding. Immediately prior to the Effective Time, all outstanding ArQule stock options will, to the extent unvested, become fully vested, and at the Effective Time, each outstanding ArQule stock option will be cancelled and converted into the right to receive an amount of cash (subject to any applicable withholding or other taxes required by applicable law) determined by multiplying (i) the number of Shares subject to such stock option immediately prior to such cancellation by (ii) the excess, if any, of the Merger Consideration over the exercise price per Share subject to such stock option, less any applicable tax withholding. Immediately prior to the Effective Time, all warrants to purchase Shares issued to Oxford Finance LLC on January 6, 2017 or February 16, 2018 that have not been exercised will terminate in accordance with their terms. Following the Effective Time, holders who elect to exercise warrants to purchase Shares issued on October 11, 2017 or November 7, 2017 will be entitled to receive an amount in respect of each Share for which such warrant is exercisable immediately prior to the Effective Time equal to (i) the Offer Price minus (ii) the applicable exercise price per share of such warrant, less any applicable withholding tax.

Under no circumstances will interest be paid on the purchase price for the Shares, including by reason of any extension of the Offer or any delay in making payment for Shares.

The Offer is subject to the conditions set forth in Section 15 – “Conditions of the Offer,” including (i) there having been validly tendered and not validly withdrawn that number of Shares (excluding any Shares tendered pursuant to guaranteed delivery procedures that have not yet been received, as defined by Section 251(h)(6) of the DGCL) that, when added to the Shares then owned by Parent and its controlled affiliates, is one share more than one half of the sum of (a) all Shares then outstanding at the Expiration Date (as defined below in the “Summary Term Sheet”) and (b) all Shares that ArQule may be required to issue upon the vesting (including vesting solely as a result of the consummation of the Offer), conversion, settlement or exercise of all then outstanding warrants, options, benefit plans, obligations or securities convertible or exchangeable into Shares or other rights to acquire or be issued Shares (including all then outstanding ArQule stock options and unexercised warrants to purchase Shares), regardless of the conversion or exercise price or other terms and conditions thereof (the “Minimum Condition”), (ii) the termination or expiration of any waiting period (and any extension thereof) applicable to the consummation of the Offer and the Merger under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and the receipt of any other clearance, approval or consent under any other applicable antitrust law of any governmental authority (and within any jurisdiction in which Parent or any of its affiliates operate their respective businesses or own any assets), and (iii) no judgment preventing the consummation of the Offer or the Merger having been issued by any governmental authority of competent jurisdiction (and within any jurisdiction in which Parent or any of its affiliates operate their respective businesses or own any assets), no law will have been enacted or deemed applicable by any such governmental authority that makes consummation of the Offer or the Merger illegal and no proceeding having been instituted, pending or threatened in writing by any such governmental authority seeking a Non-Required Remedy (as defined in Section 15 – “Conditions of the Offer”) or to enjoin, make illegal or otherwise prohibit the consummation of the Offer or the Merger (the conditions set forth in (ii) and (iii) as further described and defined in Section 15 – “Conditions of the Offer”, the “Antitrust and Judgment/Illegality Conditions”). The Offer is not subject to any financing condition.

The Board of Directors of ArQule (the “ArQule Board”) has unanimously: (i) determined that the Merger Agreement and the transactions contemplated by the Merger Agreement are fair to, and in the best interest of, ArQule and its stockholders; (ii) declared that it is advisable for ArQule to enter into the Merger Agreement; (iii) approved the execution, delivery and performance by ArQule of the Merger Agreement and the consummation of transactions contemplated by the Merger Agreement, including the Offer and the Merger; (iv) resolved that the Merger would be effected under Section 251(h) of the DGCL; (v) resolved to recommend that ArQule’s stockholders accept the Offer and tender their Shares pursuant to the Offer; and (vi) declared that the Chief Executive Officer, Chief Financial Officer and Chief Operating Officer were authorized to execute and deliver the Merger Agreement. The ArQule Board unanimously recommends that ArQule stockholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer.

A summary of the principal terms and conditions of the Offer appears in the “Summary Term Sheet” beginning on page 1 of this Offer to Purchase. You should read this entire document carefully before deciding whether to tender your Shares in the Offer.

IMPORTANT

If you wish to tender all or a portion of your Shares to Purchaser in the Offer, you must either (i) complete and sign the Letter of Transmittal that accompanies this Offer to Purchase in accordance with the instructions in the Letter of Transmittal and mail or deliver the Letter of Transmittal and all other required documents to the Depositary (as defined below in the “Summary Term Sheet”) together with certificates representing the Shares tendered or follow the procedure for book-entry transfer set forth in Section 3 – “Procedures for Accepting the Offer and Tendering Shares” or (ii) request your broker, dealer, commercial bank, trust company or other nominee to effect the transaction for you. If your Shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you must contact that institution in order to tender your Shares to the Purchaser before the expiration of the Offer.

Questions and requests for assistance should be directed to the Information Agent (as defined below in the “Summary Term Sheet”) at the address and telephone numbers set forth on the back cover of this Offer to Purchase. Additional copies of this Offer to Purchase, the related Letter of Transmittal and other materials related to the Offer may also be obtained at our expense from the Information Agent. Additionally, copies of this Offer to Purchase, the related Letter of Transmittal and any other material related to the Offer may be found at www.sec.gov. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance.

This Offer to Purchase and the related Letter of Transmittal contain important information, and you should read both carefully and in their entirety before making a decision with respect to the Offer.

Neither the Offer nor the Merger has been approved or disapproved by the United States Securities and Exchange Commission (the “SEC”) or any state securities commission, nor has the SEC or any state securities commission passed upon the fairness or merits of the Offer or the Merger or upon the accuracy or adequacy of the information contained in this Offer to Purchase or the Letter of Transmittal. Any representation to the contrary is unlawful and a criminal offense.

The Information Agent for the Offer is:

D.F. King & Co., Inc.
48 Wall Street
New York, New York 10005
Banks and Brokers Call: (212) 269-5550
All Others Call: (800) 622-1649
Email: arql@dfking.com

i

SUMMARY TERM SHEET

The information contained in this Summary Term Sheet is a summary only and is not meant to be a substitute for the more detailed description and information contained in the remainder of this Offer to Purchase (as it may be amended, supplemented or otherwise modified from time to time, the “Offer to Purchase”), the Letter of Transmittal (as it may be amended, supplemented or otherwise modified from time to time, the “Letter of Transmittal”) and other related materials. You are urged to read carefully this Offer to Purchase, the Letter of Transmittal and other related materials in their entirety. This Summary Term Sheet includes cross-references to other sections of this Offer to Purchase where you will find more complete descriptions of the topics mentioned below. The information concerning ArQule contained in this Summary Term Sheet and elsewhere in this Offer to Purchase has been provided to Parent and Purchaser by ArQule or has been taken from, or is based upon, publicly available documents or records of ArQule on file with the Securities and Exchange Commission (the “SEC”) or other public sources at the time of the Offer. Parent and Purchaser have not independently verified the accuracy and completeness of such information.

Securities Sought
Subject to certain conditions, including the satisfaction of the Minimum Condition, as described below, all of the issued and outstanding shares of common stock, par value $0.01 per share, of ArQule.
Price Offered Per Share
$20.00, net to the seller in cash, without interest and less any applicable withholding taxes.
Scheduled Expiration of Offer
One minute past 11:59 P.M., New York City time, on January 15, 2020, unless the Offer is otherwise extended or earlier terminated.
Purchaser
Argon Merger Sub, Inc., a Delaware corporation and wholly-owned subsidiary of Merck Sharp & Dohme Corp.
ArQule Board Recommendation
The ArQule Board unanimously recommends that the holders of Shares tender their Shares pursuant to the Offer.

Who is offering to buy my securities?

Argon Merger Sub, Inc., a Delaware corporation and wholly-owned subsidiary of Parent, which was formed solely for the purpose of facilitating an acquisition of ArQule by Parent, is offering to buy all Shares at a price per share of $20.00, net to the seller in cash, without interest and less any applicable tax withholding. Parent is a wholly owned subsidiary of Merck & Co., Inc., a New Jersey corporation (“Merck”), which is a global health care company that delivers innovative health solutions through its prescription medicines, vaccines, biologic therapies and animal health products. Merck’s operations are principally managed on a products basis and include four operating segments, which are the pharmaceutical, animal health, healthcare services and alliances segments.

Unless the context indicates otherwise, in this Offer to Purchase, we use the terms “us,” “we” and “our” to refer to Purchaser and, where appropriate, Parent. We use the term “Purchaser” to refer to Argon Merger Sub, Inc. alone, the term “Parent” to refer to Merck Sharp & Dohme Corp. alone and the term “ArQule” to refer to ArQule, Inc.

See Section 8 – “Certain Information Concerning Parent and Purchaser.”

What is the class and amount of securities sought pursuant to the Offer?

Purchaser is offering to purchase all of the outstanding Shares on the terms and subject to the conditions set forth in this Offer to Purchase and the related Letter of Transmittal. In this Offer to Purchase, we use the term “Offer” to refer to this offer and the term “Shares” to refer to the Shares that are the subject of the Offer.

See Section 1 – “Terms of the Offer.”

Why are you making the Offer?

We are making the Offer because we want to acquire control of, and ultimately the entire equity interest in, ArQule. Following the consummation of the Offer, we intend to complete the Merger (as defined below) as soon as practicable. Upon completion of the Merger, ArQule will become a wholly-owned subsidiary of Parent. In addition, we intend to cause the Shares to be delisted from the NASDAQ Global Market (“Nasdaq”) and deregistered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), after completion of the Merger.

Who can participate in the Offer?

The Offer is open to all holders and beneficial owners of Shares.

How much are you offering to pay?

Purchaser is offering to pay $20.00 per Share, net to the seller in cash, without interest and less any applicable tax withholding. We refer to this amount as the “Offer Price.”

See the “Introduction” to this Offer to Purchase and Section 1 – “Terms of the Offer.”

Will I have to pay any fees or commissions?

If you are the record owner of your Shares and you directly tender your Shares to us in the Offer, you will not have to pay brokerage fees or similar expenses. If you own your Shares through a broker or other nominee, and your broker or other nominee tenders your Shares on your behalf, your broker or other nominee may charge you a fee for doing so. You should consult your broker or other nominee to determine whether any charges will apply.

See the “Introduction” to this Offer to Purchase and Section 18 – “Fees and Expenses.”

Is there an agreement governing the Offer?

Yes. ArQule, Parent and Purchaser have entered into an Agreement and Plan of Merger, dated as of December 6, 2019 (as it may be amended, supplemented or otherwise modified from time to time, the “Merger Agreement”). The Merger Agreement contains the terms and conditions of the Offer and the subsequent merger of Purchaser with and into ArQule, with ArQule surviving such merger as a subsidiary of Parent if the Offer is completed (such merger, the “Merger”).

See Section 11 – “The Merger Agreement; Other Agreements” and Section 15 – “Conditions of the Offer.”

What are the material U.S. federal income tax consequences of tendering my Shares in the Offer or having my Shares exchanged for cash pursuant to the Merger?

The receipt of cash in exchange for Shares in the Offer or the Merger will be a taxable transaction for U.S. federal income tax purposes. In general, if you are a U.S. Holder (as defined below), you will recognize capital gain or loss in an amount equal to the difference between (i) the Offer Price and (ii) your tax basis in the Shares sold pursuant to the Offer or exchanged pursuant to the Merger. In general, if you are a Non-U.S. Holder (as defined below), you will not be subject to U.S. federal income taxation on any gain realized unless you have certain connections to the United States, as described in more detail below.

We recommend that you consult your own tax advisor to determine the tax consequences to you of tendering your Shares in the Offer or having your Shares exchanged for cash pursuant to the Merger in light of your particular circumstances (including the application and effect of any state, local or non-U.S. income and other tax laws).

See Section 5 – “Material U.S. Federal Income Tax Consequences.”

Do you have the financial resources to pay for all of the Shares that Purchaser is offering to purchase pursuant to the Offer?

Yes. We estimate that we will need approximately $2.7 billion to purchase all of the Shares pursuant to the Offer and to complete the Merger. Parent will provide Purchaser with sufficient funds to purchase all Shares validly tendered (and not properly withdrawn) in the Offer, to provide funding for the Merger and to make payments for outstanding ArQule stock options and ArQule warrants pursuant to the Merger Agreement. Parent has or will have available to it, through a variety of sources, including cash on hand, funds necessary to satisfy all of Purchaser’s payment obligations under the Merger Agreement and resulting from the Offer. The Offer is not conditioned upon Parent’s or Purchaser’s ability to finance the purchase of the Shares pursuant to the Offer.

See Section 9 – “Source and Amount of Funds.”

Is Purchaser’s financial condition relevant to my decision to tender my Shares in the Offer?

We do not think Purchaser’s financial condition is relevant to your decision whether to tender Shares and accept the Offer because:

•	the Offer is being made for all outstanding Shares solely for cash;
•	through Parent, Purchaser will have sufficient funds available to purchase all Shares validly tendered (and not withdrawn) in the Offer and, if we consummate the Offer and the Merger, all Shares converted into the right to receive the Offer Price in the Merger; and
•	the Offer and the Merger are not subject to any financing or funding condition.

See Section 9 – “Source and Amount of Funds” and Section 11 – “The Merger Agreement; Other Agreements.”

Is there a minimum number of Shares that must be tendered in order for you to purchase any securities?

Yes. The obligation of Purchaser to accept for payment and pay for Shares validly tendered (and not properly withdrawn) pursuant to the Offer is subject to the conditions set forth in Section 15 – “Conditions of the Offer,” including the Minimum Condition. The “Minimum Condition” means that the number of Shares validly tendered and not validly withdrawn (excluding any Shares tendered pursuant to guaranteed delivery procedures that have not yet been received, as defined by Section 251(h)(6) of the DGCL), when added to the Shares then owned by Parent and its controlled affiliates, is one share more than one half of the sum of (a) all Shares then outstanding at the Expiration Date and (b) all Shares that ArQule may be required to issue upon the vesting (including vesting solely as a result of the consummation of the Offer), conversion, settlement or exercise of all then outstanding warrants, options, benefit plans, obligations or securities convertible or exchangeable into Shares or other rights to acquire or be issued Shares ((including all then outstanding ArQule stock options and unexercised warrants to purchase Shares), regardless of the conversion or exercise price or other terms and conditions thereof).

See Section 1 – “Terms of the Offer” and Section 15 – “Conditions of the Offer.”

How long do I have to decide whether to tender my Shares in the Offer?

You will have until one minute past 11:59 P.M., New York City time, on the Expiration Date to tender your Shares in the Offer. The term “Expiration Date” means January 15, 2020, unless the expiration of the Offer is extended to a subsequent date in accordance with the terms of the Merger Agreement, in which event the term “Expiration Date” means such subsequent date.

See Section 1 – “Terms of the Offer” and Section 3 – “Procedures for Accepting the Offer and Tendering Shares.”

Can the Offer be extended and under what circumstances?

Yes. The Merger Agreement contains provisions that govern the circumstances under which Purchaser is required or permitted to extend the Offer and under which Parent is required to cause Purchaser to extend the Offer. Specifically, the Merger Agreement provides that:

•	if on the scheduled Expiration Date, the Minimum Condition has not been satisfied or any of the other Offer Conditions (as defined below in Section 15 – “Conditions of the Offer”) have not been satisfied or waived by Parent or Purchaser if permitted thereunder, then Purchaser may, and Parent may cause Purchaser to, in Parent’s and Purchaser’s sole discretion and without the consent of the Company, extend the Offer on one or more occasions in consecutive increments of not more than 20 business days each (the length of such period to be determined by Parent and Purchaser in their discretion), or for such longer period as the parties may agree in order to permit the satisfaction of such Offer Conditions (subject to the right of Parent or Purchaser to waive any Offer Conditions, other than the Minimum Condition);

•	Purchaser will, and Parent will cause Purchaser to, extend the Offer for (x) the minimum period required by applicable law, interpretation or position of the SEC or its staff or Nasdaq or its staff and (y) periods of not more than 10 business days per extension, until any waiting period (and any extension thereof) applicable to the consummation of the Offer under the HSR Act has expired or been terminated; and
•	if, on the scheduled Expiration Date, any Offer Condition is not satisfied and has not been waived, at the request of ArQule, Purchaser will, and Parent will cause Purchaser to, extend the Offer on one or more occasions in consecutive increments of not more than 10 business days each.

The Merger Agreement provides that Purchaser will not in any event be required to, and Parent will not in any event be required to cause Purchaser to, (i) extend the Offer beyond the Outside Date or (ii) extend the Offer beyond the initial Expiration Date on more than three occasions, not to exceed an aggregate of 30 business days (provided that each such extension will be 10 business days unless ArQule agrees otherwise), if, as of the applicable Expiration Date, all of the Offer Conditions are satisfied or have been waived other than the Minimum Condition and conditions which by their nature are to be satisfied at the expiration of the Offer.

The “Outside Date” means April 6, 2020; provided such date may be extended to September 4, 2020 under certain circumstances, as summarized below in Section 11 – “The Merger Agreement; Other Agreements – Termination.”

See Section 1 – “Terms of the Offer” and Section 11 – “The Merger Agreement; Other Agreements.”

How will I be notified if the Offer is extended?

If we extend the Offer, we will inform American Stock Transfer & Trust Company, LLC, which is the depositary for the Offer (the “Depositary”), of any extension, and will issue a press release announcing the extension no later than 9:00 a.m., Eastern time, on the business day after the previously scheduled Expiration Date.

See Section 1 – “Terms of the Offer.”

What are the most significant conditions to the Offer?

The Offer is subject to the conditions set forth in Section 15 – “Conditions of the Offer,” including:

•	the Minimum Condition; and
•	the Antitrust and Judgment/Illegality Conditions.

The Offer is not subject to any financing condition.

See Section 1 – “Terms of the Offer” and Section 15 – “Conditions of the Offer.”

How do I tender my Shares?

If you hold your Shares directly as the registered owner and such Shares are represented by stock certificates, you may tender your Shares in the Offer by delivering the certificates representing your Shares, together with a properly completed and signed Letter of Transmittal and any other documents required by the Letter of Transmittal, to the Depositary, not later than the Expiration Date. If you hold your Shares as registered owner and such Shares are represented by book-entry positions, you may follow the procedures for book-entry transfer set forth in Section 3 – “Procedures for Accepting the Offer and Tendering Shares” of this Offer to Purchase, not later than the Expiration Date. The Letter of Transmittal is enclosed with this Offer to Purchase.

We are not providing for guaranteed delivery procedures. Therefore, ArQule stockholders must allow sufficient time for the necessary tender procedures to be completed during normal business hours of The

Depository Trust Company, which is earlier than one minute after 11:59 p.m., New York City time, on the Expiration Date. In addition, for ArQule stockholders who are registered holders, the Letter of Transmittal, properly completed and duly executed, together with any required signature guarantees (or in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal) and any other documents required by the Letter of Transmittal must be received by the Depositary prior to one minute after 11:59 p.m., New York City time, on the Expiration Date. ArQule stockholders must tender their Shares in accordance with the procedures set forth in this Offer to Purchase and the Letter of Transmittal. Tenders received by the Depositary after the Expiration Date will be disregarded and of no effect.

If you hold your Shares in street name through a broker, dealer, commercial bank, trust company or other nominee, you must contact the institution that holds your Shares and give instructions that your Shares be tendered. You should contact the institution that holds your Shares for more details.

See Section 3 – “Procedures for Accepting the Offer and Tendering Shares.”

If I accept the Offer, how will I get paid?

If the conditions are satisfied and we accept your validly tendered Shares for payment, payment will be made by deposit of the aggregate purchase price for the Shares accepted in the Offer with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payments from the Purchaser and transmitting payments subject to any tax withholding required by applicable law, to tendering stockholders whose Shares have been accepted for payment.

See Section 1 – “Terms of the Offer” and Section 3 – “Procedures for Accepting the Offer and Tendering Shares.”

Until what time may I withdraw previously tendered Shares?

You may withdraw your previously tendered Shares at any time until one minute past 11:59 p.m., New York City time, on the Expiration Date. In addition, if we have not accepted your Shares for payment within 60 days after commencement of the Offer, you may withdraw them at any time after February 15, 2020, the 60th day after commencement of the Offer, until we accept your Shares for payment.

See Section 1 – “Terms of the Offer” and Section 4 – “Withdrawal Rights.”

How do I withdraw previously tendered Shares?

To withdraw previously tendered Shares, you must deliver a written notice of withdrawal, or a facsimile of one, with the required information to the Depositary while you still have the right to withdraw Shares. If you tendered Shares by giving instructions to a broker, banker or other nominee, you must instruct the broker, banker or other nominee to arrange for the withdrawal of your Shares.

See Section 4 – “Withdrawal Rights.”

Has the Offer been approved by the Board of Directors of ArQule?

Yes. The ArQule Board has unanimously: (i) determined that the Merger Agreement and the transactions contemplated by the Merger Agreement are fair to, and in the best interest of, ArQule and its stockholders; (ii) declared that it is advisable for ArQule to enter into the Merger Agreement; (iii) approved the execution, delivery and performance by ArQule of the Merger Agreement and the consummation of the transactions contemplated by the Merger Agreement, including the Offer and the Merger; (iv) resolved that the Merger would be effected under Section 251(h) of the DGCL; (v) resolved to recommend that ArQule’s stockholders accept the Offer and tender their Shares pursuant to the Offer; and (vi) declared that the Chief Executive Officer, Chief Financial Officer and Chief Operating Officer were authorized to execute and deliver the Merger Agreement. The ArQule Board unanimously recommends that ArQule stockholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer.

More complete descriptions of the reasons for the ArQule Board’s recommendation and approval of the Offer are set forth in ArQule’s Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) that is being mailed to you together with this Offer to Purchase. Stockholders should carefully read the information set forth in the Schedule 14D-9, including the information set forth in Item 4 thereof under the sub-headings “Background of the Offer and the Merger” and “Reasons for the Recommendation of the Board.”

If Shares tendered pursuant to the Offer are purchased by Purchaser, will ArQule continue as a public company?

No. We expect to complete the Merger as soon as practicable following the consummation of the Offer. Once the Merger takes place, ArQule will be a wholly-owned subsidiary of Parent. Following the Merger, we intend to cause the Shares to be delisted from Nasdaq and deregistered under the Exchange Act.

See Section 13 – “Certain Effects of the Offer.”

Will a meeting of ArQule’s stockholders be required to approve the Merger?

No. Section 251(h) of the DGCL provides that, unless expressly required by its certificate of incorporation, no vote of stockholders will be necessary to authorize the merger of a constituent corporation which has a class or series of stock listed on a national securities exchange or held of record by more than 2,000 holders immediately prior to the execution of the applicable agreement of merger by such constituent corporation if, subject to certain statutory provisions:

•	the agreement of merger expressly permits or requires that the merger will be effected by Section 251(h) of the DGCL and provides that such merger be effected as soon as practicable following the consummation of the tender offer;
•	an acquiring corporation consummates a tender offer for all of the outstanding stock of such constituent corporation on the terms provided in such agreement of merger that, absent the provisions of Section 251(h) of the DGCL, would be entitled to vote on the adoption or rejection of the agreement of merger; provided, however, that such tender offer may be conditioned on the tender of a minimum number or percentage of shares of the stock of such constituent corporation, or any class or series thereof, and such offer many exclude any excluded stock;
•	immediately following the consummation of the tender offer, the stock that the acquiring corporation irrevocably accepts for purchase, together with the stock otherwise owned by the acquiring corporation or its affiliates, equals at least the percentage of shares of each class of stock of such constituent corporation that would otherwise be required to adopt the agreement of merger for such constituent corporation;
•	the acquiring corporation merges with or into such constituent corporation pursuant to such agreement of merger; and
•	each outstanding share (other than shares of excluded stock) of each class or series of stock of the constituent corporation that is the subject of and not irrevocably accepted for purchase in the offer is converted in such merger into, or into the right to receive, the same amount and type of consideration in the merger as was payable in the tender offer.

If the conditions to the Offer and the Merger are satisfied or waived (to the extent waivable), we are required by the Merger Agreement to effect the Merger pursuant to Section 251(h) of the DGCL without a meeting of ArQule’s stockholders and without a vote or any further action by the stockholders.

If I do not tender my Shares but the Offer is consummated, what will happen to my Shares?

If the Offer is consummated and certain other conditions are satisfied, Purchaser is required under the Merger Agreement to effect the Merger pursuant to Section 251(h) of the DGCL. At the effective time of the Merger (the “Effective Time”), all of the then issued and outstanding Shares (other than (i) Shares held in the treasury of ArQule or owned by Parent or Purchaser or any of their respective direct or indirect wholly-owned subsidiaries immediately prior to the Effective Time and (ii) Shares as to which appraisal rights have been perfected in accordance with the DGCL) will be converted by virtue of the Merger into the right to receive an amount equal to the Offer Price in cash without interest, less any applicable tax withholding.

If the Merger is completed, ArQule’s stockholders who do not tender their Shares in the Offer (other than stockholders who properly exercise appraisal rights) will receive the same amount of cash per Share that they would have received had they tendered their Shares in the Offer. Therefore, if the Offer is consummated and the Merger is completed, the only differences to you between tendering your Shares and not tendering your Shares in the Offer are that (i) you will be paid earlier if you tender your Shares in the Offer and (ii) appraisal rights will not be available to you if you tender Shares in the Offer, but will be available to you in the Merger if you do not tender Shares in the Offer. See Section 17 – “Appraisal Rights.” However, in the unlikely event that the Offer is consummated but the Merger is not completed, the number of ArQule’s stockholders and the number of Shares that are still in the hands of the public may be so small that there will no longer be an active public trading market (or, possibly, there may not be any public trading market) for the Shares. Also, in such event, it is possible that the Shares will be delisted from Nasdaq and ArQule will no longer be required to make filings with the SEC under the Exchange Act, or will otherwise not be required to comply with the rules relating to publicly held companies to the same extent as it is now.

See the “Introduction” to this Offer to Purchase, Section 11 – “The Merger Agreement; Other Agreements” and Section 13 – “Certain Effects of the Offer.”

What will happen to my stock options in the Offer?

The Offer is being made only for Shares, and not for outstanding stock options of ArQule. Holders of outstanding vested ArQule stock options may participate in the Offer only if they first exercise such stock options in accordance with the terms of the applicable equity incentive plan and equity award agreement (or other applicable agreement with ArQule) and tender the Shares, if any, issued upon such exercise. Any such exercise should be completed by a deadline to be specified by ArQule in a notice to be delivered to each holder of outstanding options sufficiently in advance of the Expiration Date to assure the holder of such outstanding stock options that the holder will have sufficient time to comply with the procedures for tendering Shares described below in Section 3 – “Procedures for Accepting the Offer and Tendering Shares.”

Immediately prior to the Effective Time, each ArQule stock option that is outstanding will, to the extent unvested, become fully vested and exercisable. Any outstanding ArQule stock option that vests based on the achievement of performance goals will become fully vested and exercisable with respect to 100% of the total number of Shares subject to such stock option. Any outstanding ArQule stock option that is an “incentive stock option” within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended (the “Code”) will become fully vested and exercisable at least five business days prior to the Effective Time. Subject to the terms and conditions set forth in the Merger Agreement, at the Effective Time, each ArQule stock option that is outstanding will be cancelled, by virtue of the Merger and without any action on the part of any holder of any such stock option, and each former holder of such stock option will be entitled to receive, in consideration of the cancellation of such stock option and as settlement therefor, an amount of cash (subject to any applicable withholding or other taxes required by applicable law) determined by multiplying (i) the number of Shares subject to such stock option immediately prior to such cancellation by (ii) the excess, if any, of the Merger Consideration over the exercise price per Share subject to such stock option. Any such option that has an exercise price that equals or exceeds the Merger Consideration will be cancelled for no consideration.

What will happen to my warrants in the Offer?

The Offer is being made only for Shares, and not for outstanding warrants of ArQule. Holders of outstanding ArQule warrants may participate in the Offer only if they first exercise such warrants in accordance with the terms thereof and tender the Shares, if any, issued upon such exercise. Any such exercise should be completed sufficiently in advance of the Expiration Date to assure the holder of such outstanding warrants that the holder will have sufficient time to comply with the procedures for tendering Shares described below in Section 3 – “Procedures for Accepting the Offer and Tendering Shares.”

Immediately prior to the Effective Time, all warrants to purchase Shares issued to Oxford Finance LLC on January 6, 2017 or February 16, 2018 that have not been exercised immediately prior to the consummation of the Offer will terminate in accordance with their terms. Prior to the Effective Time, ArQule will use its reasonable best efforts to cause all holders of any warrants to purchase Shares issued on October 11, 2017 or November 7, 2017 to exercise such warrants prior to the Effective Time. Following the Effective Time, no holder of any warrants to purchase Shares will have any right under such warrants or the Merger Agreement to acquire any securities in ArQule, the Surviving Corporation, Parent or any of their respective affiliates. Following the Effective Time, holders who elect to exercise warrants to purchase Shares issued on October 11, 2017 or

November 7, 2017 will be entitled to receive an amount of cash (subject to any applicable withholding or other taxes required by applicable law) in respect of each Share for which such warrant is exercisable immediately prior to the Effective Time equal to (i) the Offer Price minus (ii) the applicable exercise price per Share of such warrant. The amount payable in connection with any such warrant that has an exercise price that equals or exceeds the Offer Price for such an election will be zero.

See Section 11 – “The Merger Agreement; Other Agreements.”

What is the market value of my Shares as of a recent date?

On December 6, 2019, the last full day of trading before we announced the Merger Agreement, the reported closing sales price of the Shares on Nasdaq was $9.66 per Share. On December 16, 2019, the last full day of trading before commencement of the Offer, the reported closing sales price of the Shares on Nasdaq was $20.12 per Share. We encourage you to obtain a recent market quotation for Shares before deciding whether to tender your Shares.

See Section 6 – “Price Range of Shares; Dividends on the Shares.”

Have any stockholders already agreed to tender their Shares in the Offer or to otherwise support the Offer?

Yes. Concurrently with entering into the Merger Agreement, Parent and Purchaser entered into Support Agreements with certain stockholders (each a “Tendering Stockholder”), which provide, among other things, that the Tendering Stockholder will tender into the Offer, and not withdraw, all outstanding Shares the Tendering Stockholder owns of record or beneficially (within the meaning of Rule 13d-3 under the Exchange Act). The Support Agreements also provide that the Tendering Stockholder will vote its Shares against alternative corporate transactions and will not solicit or engage in discussions with third parties regarding alternative corporation transactions. The Support Agreements terminate upon the earliest of (i) the mutual written agreement of Parent and the Tendering Stockholder, (ii) the Effective Time and (iii) the valid termination of the Merger Agreement in accordance with its terms. The Tendering Stockholders beneficially owned, in aggregate, 17,481,903 Shares (or approximately 12.6% of all Shares outstanding, including Shares subject to stock options and warrants to purchase Shares, as of the close of business on December 5, 2019 and based on the representation of ArQule in the Merger Agreement). See Section 11 – “The Merger Agreement; Other Agreements –Support Agreements.”

Will I have appraisal rights in connection with the Offer?

No appraisal rights will be available to holders of Shares who tender such Shares in connection with the Offer. However, if Purchaser purchases Shares pursuant to the Offer and the Merger is completed, holders of Shares immediately prior to the Effective Time who (i) did not tender their Shares in the Offer, (ii) follow the procedures set forth in Section 262 of the DGCL and (iii) do not thereafter lose such holders’ appraisal rights (by withdrawal, failure to perfect or otherwise), will be entitled to have their Shares appraised by the Delaware Court of Chancery and to receive payment of the “fair value” of such shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, thereon. The “fair value” could be greater than, less than or the same as the Offer Price.

See Section 17 – “Appraisal Rights.”

Whom should I call if I have questions about the Offer?

You may call D.F. King & Co. Inc., the information agent for the Offer (the “Information Agent”), toll free at (800) 622-1649. See the back cover of this Offer to Purchase for additional contact information.

INTRODUCTION

Argon Merger Sub, Inc., a Delaware corporation (“Purchaser”) and wholly-owned subsidiary of Merck Sharp & Dohme Corp., a New Jersey corporation (“Parent”), is offering to purchase all outstanding shares of common stock, par value, $0.01 per share (the “Shares”), of ArQule, Inc., a Delaware corporation (“ArQule”), at a purchase price of $20.00 per Share (the “Offer Price”), net to the seller in cash, without interest and less any applicable tax withholding, upon the terms and subject to the conditions set forth in this Offer to Purchase (as it may be amended, supplemented or otherwise modified from time to time, the “Offer to Purchase”) and in the related Letter of Transmittal (as it may be amended, supplemented or otherwise modified from time to time, the “Letter of Transmittal”) which, together with this Offer to Purchase, as they may be amended, supplemented or otherwise modified from time to time, collectively constitute the “Offer”.

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of December 6, 2019 (as it may be amended, supplemented or otherwise modified from time to time, the “Merger Agreement”), by and among ArQule, Parent and Purchaser, pursuant to which, after consummation of the Offer and the satisfaction or waiver of certain conditions, Purchaser will merge with and into ArQule upon the terms and subject to the conditions set forth in the Merger Agreement, with ArQule continuing as the surviving corporation (the “Surviving Corporation”) and becoming a wholly-owned subsidiary of Parent (the “Merger”). The Merger will be governed by Section 251(h) of the Delaware General Corporation Law (the “DGCL”) and will be effected by Purchaser and ArQule without a stockholder vote pursuant to the DGCL as soon as practicable following the consummation of the Offer.

In the Merger, each outstanding Share (other than (i) the Shares held in the treasury of ArQule or owned by Parent or Purchaser or any of their respective direct or indirect wholly-owned subsidiaries or any of their respective direct or indirect wholly-owned subsidiaries immediately prior to the effective time of the Merger (the “Effective Time”) and (ii) Shares as to which appraisal rights have been perfected in accordance with the DGCL) will be cancelled and converted into the right to receive an amount in cash equal to the Offer Price, without interest (the “Merger Consideration”), less any applicable tax withholding. Immediately prior to the Effective Time, all outstanding ArQule stock options will, to the extent unvested, become fully vested, and at the Effective Time, each outstanding ArQule stock option will be cancelled and converted into the right to receive an amount of cash (subject to any applicable withholding or other taxes required by applicable law) determined by multiplying (i) the number of Shares subject to such stock option immediately prior to such cancellation by (ii) the excess, if any, of the Merger Consideration over the exercise price per Share subject to such stock option, less any applicable tax withholding. Immediately prior to the Effective Time, all warrants to purchase Shares issued to Oxford Finance LLC on January 6, 2017 or February 16, 2018 that have not been exercised immediately prior to the consummation of the Offer will terminate in accordance with their terms. Following the Effective Time, holders who elect to exercise warrants to purchase Shares issued on October 11, 2017 or November 7, 2017 will be entitled to receive an amount in respect of each Share for which such warrant is exercisable immediately prior to the Effective Time equal to (i) the Offer Price minus (ii) the applicable exercise price per share of such warrant, less any applicable tax withholding.

Under no circumstances will interest be paid on the purchase price for the Shares, including by reason of any extension of the Offer or any delay in making payment for the Shares.

The Merger Agreement is more fully described in Section 11 – “The Merger Agreement; Other Agreements.”

The Offer is subject to the conditions set forth in Section 15 – “Conditions of the Offer,” including (i) there having been validly tendered and not validly withdrawn that number of Shares (excluding any Shares tendered pursuant to guaranteed delivery procedures that have not yet been received, as defined by Section 251(h)(6) of the DGCL) that, when added to the Shares then owned by Parent and its controlled affiliates, is one share more than one half of the sum of (a) all Shares then outstanding at the Expiration Date (as defined below in the “Summary Term Sheet”) and (b) all Shares that ArQule may be required to issue upon the vesting (including vesting solely as a result of the consummation of the Offer), conversion, settlement or exercise of all then outstanding warrants, options, benefit plans, obligations or securities convertible or exchangeable into Shares or other rights to acquire or be issued Shares (including all then outstanding ArQule stock options and unexercised warrants to purchase Shares), regardless of the conversion or exercise price or other terms and conditions thereof (the “Minimum Condition”), (ii) the termination or expiration of any waiting period (and any extension thereof) applicable to the consummation of the Offer and the Merger under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and the receipt of any other clearance, approval or consent under any other applicable antitrust law of any governmental authority (and within any jurisdiction in which Parent or any of its affiliates operate their respective businesses or own any assets), and (iii) no judgment preventing the consummation of the Offer or the Merger having been issued by any governmental authority of competent jurisdiction (and within any jurisdiction in which Parent or any of its affiliates operate their respective businesses or own any assets), no law having been enacted or deemed applicable by any such governmental authority that makes consummation of the Offer or the Merger illegal and no proceeding having been instituted, pending or threatened in writing by any such governmental authority seeking a Non-Required Remedy (as defined in Section 15 – “Conditions of the Offer”) or to enjoin, make illegal or otherwise prohibit the consummation of the Offer or the Merger (the conditions set forth in (ii) and (iii) as further described and defined in Section 15 – “Conditions of the Offer”, the “Antitrust and Judgment/Illegality Conditions”). The Offer is not subject to any financing condition.

Tendering stockholders who are record owners of their Shares and who tender directly to the Depositary (as defined above in the “Summary Term Sheet”) will not be obligated to pay brokerage fees or commissions or, except as otherwise provided in Section 6 of the Letter of Transmittal, stock transfer taxes with respect to the purchase of Shares by Purchaser pursuant to the Offer. Stockholders who hold their Shares through a broker, banker or other nominee should consult such institution as to whether it charges any service fees or commissions.

The ArQule Board has unanimously: (i) determined that the Merger Agreement and the transactions contemplated by the Merger Agreement are fair to, and in the best interest of, ArQule and its stockholders; (ii) declared that it is advisable for ArQule to enter into the Merger Agreement; (iii) approved the execution, delivery and performance by ArQule of the Merger Agreement and the consummation of the transactions contemplated by the Merger Agreement, including the Offer and the Merger; (iv) resolved that the Merger would be effected under Section 251(h) of the DGCL; (v) resolved to recommend that ArQule’s stockholders accept the Offer and tender their Shares pursuant to the Offer; and (vi) declared that the Chief Executive Officer, Chief Financial Officer and Chief Operating Officer were authorized to execute and deliver the Merger Agreement. The ArQule Board unanimously recommends that ArQule stockholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer.

More complete descriptions of the ArQule Board’s reasons for authorizing and approving the Merger Agreement and the consummation of the transactions contemplated by the Merger Agreement are set forth in ArQule’s Solicitation/Recommendation Statement on the Schedule 14D-9 (the “Schedule 14D-9”) that is being mailed to you together with this Offer to Purchase. Stockholders should carefully read the information set forth in the Schedule 14D-9, including the information set forth in Item 4 under the sub-headings “Background of the Offer and the Merger” and “Reasons for the Recommendation of the Board.”

ArQule has advised Parent that at a meeting of the ArQule Board held on December 6, 2019, Centerview Partners LLC (“Centerview”) rendered to the ArQule Board its oral opinion, subsequently confirmed in its written opinion dated December 6, 2019, to the effect that, as of the date of Centerview’s written opinion and based upon and subject to the factors and assumptions set forth in Centerview’s written opinion, the $20.00 in cash per Share to be paid to the holders (other than Parent and its affiliates) of Shares pursuant to the Merger Agreement was fair from a financial point of view to such holders. The full text of the written opinion of Centerview, dated December 6, 2019, sets forth the assumptions made, procedures followed, matters considered and qualifications and limitations on the review undertaken by Centerview in connection with its opinion and is attached as Annex I to the Schedule 14D-9.

This Offer to Purchase and the related Letter of Transmittal contain important information that should be read carefully in its entirety before any decision is made with respect to the Offer.

THE TENDER OFFER

1.   Terms of the Offer

Purchaser is offering to purchase all of the outstanding Shares at the Offer Price, net to the seller in cash, without interest and less any applicable tax withholding. Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of such extension or amendment), Purchaser will accept for payment (referred to herein as the “Acceptance Time”) and, as promptly as practicable after the Expiration Date, pay for all Shares validly tendered prior to one minute past 11:59 p.m., New York City time, on the Expiration Date and not properly withdrawn as described in Section 4 – “Withdrawal Rights.”

The Offer is subject to the conditions set forth in Section 15 – “Conditions of the Offer,” including (i) the Minimum Condition and (ii) the Antitrust and Judgment/Illegality Conditions.

Parent and Purchaser expressly reserve the right to waive any of the Offer Conditions, to increase the Offer Price or to make any other changes in the terms and conditions of the Offer not inconsistent with the terms of the Merger Agreement provided that, unless otherwise or previously approved by ArQule in writing, Parent and Purchaser may not:

•	decrease the Offer Price or change the form of consideration payable in the Offer,
•	decrease the maximum number of Shares subject to or sought to be purchased in the Offer,
•	impose conditions on the Offer in addition to the Offer Conditions,
•	waive, modify or amend the Minimum Condition or the Antitrust and Judgment/Illegality Conditions,
•	amend any other term of the Offer in a manner that would reasonably be expected to adversely affect any ArQule stockholder in its capacity as such,
•	extend or otherwise change the Expiration Date except as required or permitted by the Merger Agreement, as described below in Section 11 – “The Merger Agreement; Other Agreements – The Offer,” or
•	provide any “subsequent offering period” (or any extension thereof) within the meaning of Rule 14d-11 promulgated under the Exchange Act.

The Merger Agreement contains provisions that govern the circumstances under which Purchaser is required or permitted to extend the Offer and under which Parent is required to cause Purchaser to extend the Offer. Specifically, the Merger Agreement provides that:

•	if on the scheduled Expiration Date, the Minimum Condition has not been satisfied or any of the other Offer Conditions (as defined below in Section 15 – “Conditions of the Offer”) have not been satisfied or waived by Parent or Purchaser if permitted thereunder, then Purchaser may, and Parent may cause Purchaser to, in Parent’s and Purchaser’s sole discretion and without the consent of the Company, extend the Offer on one or more occasions in consecutive increments of not more than 20 business days each (the length of such period to be determined by Parent and Purchaser in their discretion), or for such longer period as the parties may agree in order to permit the satisfaction of such Offer Conditions (subject to the right of Parent or Purchaser to waive any Offer Conditions, other than the Minimum Condition);
•	Purchaser will, and Parent will cause Purchaser to, extend the Offer for (x) the minimum period required by applicable law, interpretation or position of the SEC or its staff or Nasdaq or its staff and (y) periods of not more than 10 business days per extension, until any waiting period (and any extension thereof) applicable to the consummation of the Offer under the HSR Act has expired or been terminated; and
•	if, on the scheduled Expiration Date, any Offer Condition is not satisfied and has not been waived, at the request of ArQule, Purchaser will, and Parent will cause Purchaser to, extend the Offer on one or more occasions in consecutive increments of not more than 10 business days each.

The Merger Agreement provides that Purchaser will not in any event be required to, and Parent will not in any event be required to cause Purchaser to, (i) extend the Offer beyond the Outside Date or (ii) extend the Offer beyond the initial Expiration Date on more than three occasions, not to exceed an aggregate of 30 business days (provided that each such extension will be 10 business days unless ArQule agrees otherwise), if, as of the applicable Expiration Date, all of the Offer Conditions are satisfied or have been waived other than the Minimum Condition and conditions which by their nature are to be satisfied at the expiration of the Offer.

The “Outside Date” means April 6, 2020; provided such date may be extended to September 4, 2020 under certain circumstances, as summarized below in Section 11 – “The Merger Agreement; Other Agreements – Termination.”

If we extend the Offer, are delayed in our acceptance for payment of or payment for Shares or are unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer, the Depositary may retain tendered Shares on our behalf, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described in Section 4 – “Withdrawal Rights.” However, our ability to delay the payment for Shares that we have accepted for payment is limited by Rule 14e-1(c) under the Exchange Act, which requires us to pay the consideration offered or return the securities deposited by or on behalf of stockholders promptly after the termination or withdrawal of the Offer.

Any extension, delay, termination or amendment of the Offer will be followed as promptly as practicable by a public announcement thereof, and such announcement in the case of an extension will be made no later than 9:00 a.m., Eastern time, on the business day after the previously scheduled Expiration Date. Without limiting the manner in which we may choose to make any public announcement, we intend to make announcements regarding the Offer by issuing a press release and making any appropriate filing with the SEC.

If we make a material change in the terms of the Offer or the information concerning the Offer or if we waive a material condition of the Offer, we will disseminate additional tender offer materials and extend the Offer, in each case, if and to the extent required by Rules 14d-4(d)(1), 14d-6(c) and 14e-1 under the Exchange Act. The minimum period during which the Offer must remain open following material changes in the terms of the Offer or information concerning the Offer, other than a change in price or a change in percentage of securities sought, will depend upon the facts and circumstances, including the relative materiality of the terms or information changes. We understand that in the SEC’s view, an offer should remain open for a minimum of five business days from the date the material change is first published, sent or given to holders of Shares, and with respect to a change in price or a change in the percentage of securities sought, a minimum 10 business day period generally is required to allow for adequate dissemination to holders of Shares and investor response.

If, on or before the Expiration Date, we increase the consideration being paid for Shares accepted for payment in the Offer, such increased consideration will be paid to all holders whose Shares are purchased in the Offer, whether or not such Shares were tendered before the announcement of the increase in consideration.

The obligation of Purchaser to accept for payment and pay for Shares validly tendered (and not properly withdrawn) pursuant to the Offer is subject to the satisfaction of the Offer Conditions. Notwithstanding any other term of the Offer or the Merger Agreement, Purchaser will not be required to, and Parent will not be required to cause Purchaser to, accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act, to pay for any tendered Shares if any of the Offer Conditions has not been satisfied at one minute past 11:59 p.m., New York City time, on the scheduled Expiration Date.

Under certain circumstances described in the Merger Agreement, Parent or ArQule may terminate the Merger Agreement and the Offer. The Offer may not be terminated prior to the Expiration Date (or any rescheduled Expiration Date), unless the Merger Agreement is validly terminated in accordance with the Merger Agreement. If Parent and Purchaser terminate the Offer, or the Merger Agreement is terminated prior to Purchaser’s acquisition of Shares in the Offer, the Depositary will promptly return, in accordance with applicable law, all Shares that have been tendered in the Offer to the registered holders of such Shares.

ArQule has provided us with its stockholder list and security position listings for the purpose of disseminating the Offer to holders of Shares. This Offer to Purchase and the related Letter of Transmittal, as well as the Schedule 14D-9, will be mailed to record holders of Shares whose names appear on the stockholder list and will be furnished for subsequent transmittal to beneficial owners of Shares to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing.

2.   Acceptance for Payment and Payment for Shares

Subject to the terms of the Offer and the Merger Agreement and the satisfaction or, to the extent waivable by Parent or Purchaser, waiver of each of the Offer Conditions set forth in Section 15 – “Conditions of the Offer,” we will accept for payment and pay for all Shares validly tendered and not properly withdrawn pursuant to the Offer as promptly as practicable after expiration of the Offer. Subject to compliance with Rule 14e-1(c) under the Exchange Act, as applicable, and with the Merger Agreement, we expressly reserve the right to delay payment for Shares in order to comply in whole or in part with any applicable law or regulation. See Section 16 – “Certain Legal Matters; Regulatory Approvals.”

In all cases, we will pay for Shares validly tendered and accepted for payment pursuant to the Offer only after timely receipt by the Depositary of (i) the certificates evidencing such Shares (the “Share Certificates”) or confirmation of a book-entry transfer of such Shares into the Depositary’s account at The Depository Trust Company (“DTC”) (such a confirmation, a “Book-Entry Confirmation”) pursuant to the procedures set forth in Section 3 – “Procedures for Accepting the Offer and Tendering Shares,” (ii) the Letter of Transmittal, properly completed and duly executed, with any required signature guarantees and (iii) any other documents required by the Letter of Transmittal or, in the case of a book-entry transfer, an Agent’s Message (as defined below) in lieu of the Letter of Transmittal and such other documents. Accordingly, tendering stockholders may be paid at different times depending upon when the Share Certificates and Letter of Transmittal, or Book-Entry Confirmations and Agent’s Message, in each case, with respect to Shares are actually received by the Depositary.

The term “Agent’s Message” means a message transmitted through electronic means by DTC in accordance with the normal procedures of DTC to, and received by, the Depositary and forming part of a Book-Entry Confirmation, that states that DTC has received an express acknowledgment from the participant in DTC tendering the Shares that are the subject of such Book-Entry Confirmation that such participant has received and agrees to be bound by the terms of, the Letter of Transmittal, and that Purchaser may enforce such agreement against such participant. The term “Agent’s Message” also includes any hard copy printout evidencing such message generated by a computer terminal maintained at the Depositary’s office.

For purposes of the Offer, we will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered to the Purchaser and not properly withdrawn as, if and when we give oral or written notice to the Depositary of our acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the Offer Price for such Shares with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payments from us and transmitting such payments to tendering stockholders whose Shares have been accepted for payment. If we extend the Offer, are delayed in our acceptance for payment of Shares or are unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer and the Merger Agreement, the Depositary may retain tendered Shares on our behalf, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described in Section 4 – “Withdrawal Rights” and as otherwise required by Rule 14e-1(c) under the Exchange Act. Under no circumstances will we pay interest on the Offer Price for Shares, including by reason of any extension of the Offer or any delay in making such payment.

If any tendered Shares are not accepted for payment pursuant to the terms and conditions of the Offer for any reason, or if Share Certificates are submitted evidencing more Shares than are tendered, Share Certificates representing unpurchased shares will be returned, without expense to the tendering stockholder (or, in the case of Shares tendered by book-entry transfer into the Depositary’s account at DTC pursuant to the procedure set forth in Section 3 – “Procedures for Accepting the Offer and Tendering Shares,” such Shares will be credited to an account maintained at DTC), as promptly as practicable following the expiration or termination of the Offer.

3.   Procedures for Accepting the Offer and Tendering Shares

Valid Tenders. In order for a stockholder to validly tender Shares pursuant to the Offer, the Letter of Transmittal, properly completed and duly executed, together with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal) and any other documents required by the Letter of Transmittal must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase and either (i) the Share Certificates evidencing tendered Shares must be received by the Depositary at such address or (ii) such Shares must be tendered pursuant to the procedure for book-entry transfer described below under “Book-Entry Transfer” and a Book-Entry Confirmation must be received by the Depositary, in each case prior to the expiration of the Offer.

Book-Entry Transfer. The Depositary will establish an account with respect to the Shares at DTC for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in the system of DTC may make a book-entry delivery of Shares by causing DTC to transfer such Shares into the Depositary’s account at DTC in accordance with DTC’s procedures for such transfer. However, although delivery of Shares may be effected through book-entry transfer at DTC, either the Letter of Transmittal, properly completed and duly executed, together with any required signature guarantees, or an Agent’s Message in lieu of the Letter of Transmittal, and any other required documents, must, in any case, be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Date. Delivery of documents to DTC does not constitute delivery to the Depositary.

No Guaranteed Delivery. We are not providing for guaranteed delivery procedures. Therefore, ArQule stockholders must allow sufficient time for the necessary tender procedures to be completed during normal business hours of The Depository Trust Company, which is earlier than one minute after 11:59 p.m., New York City time, on the Expiration Date. In addition, for ArQule stockholders who are registered holders, the Letter of Transmittal, properly completed and duly executed, together with any required signature guarantees (or in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal) and any other documents required by the Letter of Transmittal must be received by the Depositary prior to one minute after 11:59 p.m., New York City time, on the Expiration Date. ArQule stockholders must tender their Shares in accordance with the procedures set forth in this Offer to Purchase and the Letter of Transmittal. Tenders received by the Depositary after the Expiration Date will be disregarded and of no effect.

Signature Guarantees for Shares. No signature guarantee is required on the Letter of Transmittal (i) if the Letter of Transmittal is signed by the registered holder(s) (which term, for purposes of this Section 3, includes any participant in DTC’s systems whose name appears on a security position listing as the owner of the Shares) of the Shares tendered therewith, unless such holder or holders have completed either the box entitled “Special Delivery Instructions” or the box entitled “Special Payment Instructions” on the Letter of Transmittal or (ii) if the Shares are tendered for the account of a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a member in good standing of the Security Transfer Agents Medallion Program or any other “eligible guarantor institution,” as such term is defined in Rule 17Ad-15 of the Exchange Act (each an “Eligible Institution” and collectively “Eligible Institutions”). In all other cases, all signatures on a Letter of Transmittal must be guaranteed by an Eligible Institution. See Instruction 1 of the Letter of Transmittal. If a Share Certificate is registered in the name of a person or persons other than the signers of the Letter of Transmittal, or if payment is to be made or delivered to, or a Share Certificate not accepted for payment or not tendered is to be issued in, the name(s) of a person or persons other than the registered holder(s), then the Share Certificate must be endorsed or accompanied by appropriate duly executed stock powers, in either case signed exactly as the name(s) of the registered holder(s) appear on the Share Certificate, with the signature(s) on such Share Certificate or stock powers guaranteed by an Eligible Institution as provided in the Letter of Transmittal. See Instructions 1 and 5 of the Letter of Transmittal.

Notwithstanding any other provision of this Offer, payment for Shares accepted for payment pursuant to the Offer will in all cases only be made after timely receipt by the Depositary of (i) Share Certificates or a Book-Entry Confirmation of a book-entry transfer of such Shares into the Depositary’s account at DTC pursuant to the procedures set forth in this Section 3, (ii) the Letter of Transmittal, properly completed and duly executed, with any required signature guarantees and (iii) any other documents required by the Letter of Transmittal or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal and such other documents. Accordingly, tendering stockholders may be paid at different times depending upon when the Share Certificates and Letter of Transmittal, or Book-Entry Confirmations and Agent’s Message, in each case, with respect to Shares are actually received by the Depositary.

The method of delivery of the Shares (or Share Certificates), the Letter of Transmittal and all other required documents, including delivery through DTC, is at the election and risk of the tendering stockholder. Delivery of the Shares (or Share Certificates), the Letter of Transmittal and all other required documents will be deemed made, and risk of loss thereof shall pass, only when they are actually received by the Depositary (including, in the case of a book-entry transfer of Shares, by Book-Entry Confirmation with respect to such Shares). If such delivery is by mail, it is recommended that the Shares (or Share Certificates), the Letter of Transmittal and all other required documents be sent by properly insured registered mail with return receipt requested. In all cases, sufficient time should be allowed to ensure timely delivery.

Tender Constitutes Binding Agreement. The tender of Shares pursuant to any one of the procedures described above will constitute the tendering stockholder’s acceptance of the Offer, as well as the tendering stockholder’s representation and warranty that such stockholder has the full power and authority to tender and assign the Shares tendered, as specified in the Letter of Transmittal. Our acceptance for payment of Shares tendered pursuant to the Offer will constitute a binding agreement between the tendering stockholder and us upon the terms and subject to the conditions of the Offer.

Determination of Validity. All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by us, in our sole discretion, which determination will be final and binding on all parties, subject to any judgment of any court of competent jurisdiction. We reserve the absolute right to reject any and all tenders determined by us not to be in proper form or the acceptance for payment of which may, in our opinion, be unlawful. We also reserve the absolute right to waive any defect or irregularity in the tender of any Shares of any particular stockholder, whether or not similar defects or irregularities are waived in the case of other stockholders. No tender of Shares will be deemed to have been validly made until all defects and irregularities have been cured or waived to our satisfaction. None of Purchaser, Parent or any of their respective affiliates or assigns, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification. Subject to applicable law as applied by a court of competent jurisdiction and the terms of the Merger Agreement, our interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the instructions thereto) will be final and binding.

Appointment as Proxy. By executing the Letter of Transmittal as set forth above, the tendering stockholder will irrevocably appoint designees of Purchaser as such stockholder’s attorneys-in-fact and proxies in the manner set forth in the Letter of Transmittal, each with full power of substitution, to the full extent of such stockholder’s rights with respect to the Shares tendered by such stockholder and accepted for payment by Purchaser and with respect to any and all other Shares or other securities or rights issued or issuable in respect of such Shares. All such powers of attorney and proxies will be considered irrevocable and coupled with an interest in the tendered Shares. Such appointment will be effective when, and only to the extent that, we accept for payment the Shares tendered by such stockholder as provided herein. Upon such appointment, all prior powers of attorney, proxies and consents given by such stockholder with respect to such Shares or other securities or rights will, without further action, be revoked and no subsequent powers of attorney, proxies, consents or revocations may be given by such stockholder (and, if given, will not be deemed effective). The designees of Purchaser will thereby be empowered to exercise all voting and other rights with respect to such Shares and other securities or rights, including, without limitation, in respect of any annual, special or adjourned meeting of ArQule’s stockholders, actions by written consent in lieu of any such meeting or otherwise, as they in their sole discretion deem proper. We reserve the right to require that, in order for Shares to be deemed validly tendered, immediately upon our acceptance for payment of such Shares, Purchaser must be able to exercise full voting, consent and other rights with respect to such Shares and other related securities or rights, including voting at any meeting of stockholders of ArQule.

Options and Warrants. The Offer is being made only for Shares, and not for outstanding stock options or warrants of ArQule. Holders of outstanding vested ArQule stock options and holders of outstanding ArQule warrants may participate in the Offer only if they first exercise such stock options or such warrants in accordance with the terms thereof (including with respect to stock options, the terms of the applicable equity incentive plan and equity award agreement or other applicable agreement with ArQule) and tender the Shares, if any, issued upon such exercise. Any such exercise should be completed, in the case of holders of ArQule stock options, by the deadline to be specified by ArQule in a notice delivered to each holder of outstanding options and, in the case of holders of ArQule warrants, sufficiently in advance of the Expiration Date to assure the holder of such outstanding stock options will have sufficient time to comply with the procedures for tendering Shares described in this Section 3. Holders of ArQule stock options and holders of ArQule warrants that exercise their warrants and do not participate in the Offer will receive payment with respect to those stock options and warrants following the Effective Time as provided in the Merger Agreement. See Section 11 – “The Merger Agreement; Other Agreements” for additional information regarding the treatment of outstanding equity awards in the Merger.

Information Reporting and Backup Withholding. Payments made to stockholders of ArQule in the Offer or the Merger generally will be subject to information reporting and may be subject to backup withholding of U.S. federal income tax on payments for Shares made in the Offer or the Merger (currently at a rate of 24%). To avoid backup withholding, any stockholder that is a U.S. person that does not otherwise establish an exemption from U.S. federal backup withholding must complete and return the Internal Revenue Service (“IRS”) Form W-9 included in the Letter of Transmittal. Any stockholder that is not a U.S. person should submit an IRS Form W-8BEN or IRS Form W-8BEN-E (or other applicable IRS Form W-8) attesting to such stockholder’s exempt foreign status in order to qualify for an exemption from information reporting and backup withholding. Stockholders that are not U.S. persons should consult their own tax advisors to determine which IRS Form W-8 is appropriate. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be allowed as a refund from the IRS or a credit against a stockholder’s U.S. federal income tax liability, if any; provided the required information is timely furnished to the IRS.

4.   Withdrawal Rights

Except as otherwise provided in this Section 4, or as provided by applicable law, tenders of Shares made pursuant to the Offer are irrevocable.

Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date. Thereafter, tenders are irrevocable, except that if we have not accepted your Shares for payment within 60 days after commencement of the Offer, you may withdraw them at any time after February 15, 2020, the 60th day after commencement of the Offer, until Purchaser accepts your Shares for payment.

For a withdrawal of Shares to be effective, the Depositary must timely receive a written or facsimile transmission notice of withdrawal at one of its addresses set forth on the back cover of this Offer to Purchase. Any notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the names in which the Share Certificates are registered, if different from that of the person who tendered such Shares. The signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution, unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedures for book-entry transfer as set forth in Section 3 – “Procedures for Accepting the Offer and Tendering Shares,” any notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn Shares. If Share Certificates representing the Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Share Certificates, the name of the registered owners and the serial numbers shown on such Share Certificates must also be furnished to the Depositary.

Withdrawals of tenders of Shares may not be rescinded and any Shares properly withdrawn will be deemed not validly tendered for purposes of the Offer. Withdrawn Shares may, however, be retendered by following one of the procedures for tendering Shares described in Section 3 – “Procedures for Accepting the Offer and Tendering Shares” at any time prior to the Expiration Date.

Purchaser will determine, in its sole discretion, all questions as to the form and validity (including time of receipt) of any notice of withdrawal, and such determination will be final and binding, subject to any judgment of any court of competent jurisdiction. No withdrawal of Shares will be deemed to have been properly made until all defects and irregularities have been cured or waived. None of Purchaser, Parent or any of their respective affiliates or assigns, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give such notification.

5.   Material U.S. Federal Income Tax Consequences

The following is a discussion of the material U.S. federal income tax consequences of the Offer and the Merger to U.S. Holders and Non-U.S. Holders (each as defined below) whose Shares are tendered and accepted for payment pursuant to the Offer or whose Shares are converted into the right to receive cash in the Merger. This summary is based on provisions of the Code, Treasury regulations promulgated thereunder and administrative and judicial interpretations thereof, each in effect as of the date of this Offer to Purchase, and all of which are subject to change, possibly with retroactive effect. We have not sought, and do not intend to seek, any ruling from the IRS or any opinion of counsel with respect to the statements made and the conclusions reached in the following summary, and no assurance can be given that the IRS will agree with the views expressed herein, or that a court will not sustain any challenge by the IRS in the event of litigation.

This summary applies only to U.S. Holders and Non-U.S. Holders who hold their Shares as “capital assets” within the meaning of Section 1221 of the Code (generally, property held for investment). This summary does not address all aspects of U.S. federal income taxation that may be relevant to a stockholder of ArQule in light of its particular circumstances, or that may apply to stockholders subject to special treatment under U.S. federal income tax laws (e.g., regulated investment companies, real estate investment trusts, cooperatives, banks and certain other financial institutions, insurance companies, tax-exempt organizations (including private foundations), governmental organizations, retirement plans, pension plans, stockholders that are, or hold Shares through, partnerships, S corporations, or other pass-through entities for U.S. federal income tax purposes, U.S. Holders whose functional currency is not the U.S. dollar, dealers in securities or foreign currency, traders that use the mark-to-market method of accounting with respect to their securities, expatriates and former long-term residents of the United States, persons subject to the alternative minimum tax, stockholders holding Shares as part of a straddle, hedging, constructive sale, conversion or other integrated transaction, stockholders that recognize income or gain with respect to the Offer or the Merger as a result of such income or gain being reported on an applicable financial statement, stockholders that hold, or that have held in the past five years, directly or pursuant to attribution rules, more than 5% of our Shares, stockholders holding Shares as qualified small business stock for purposes of Sections 1045 and/or 1202 of the Code, stockholders who exercise their appraisal rights in the Merger, and stockholders who received their Shares in compensatory transactions, pursuant to the exercise of employee stock options, stock purchase rights or stock appreciation rights, as restricted stock or otherwise as compensation). In addition, this discussion does not address any tax considerations under state, local or non-U.S. laws or U.S. federal laws other than those pertaining to the U.S. federal income tax.

For purposes of this summary, the term “U.S. Holder” means a beneficial owner of Shares that, for U.S. federal income tax purposes, is (i) an individual who is a citizen or resident of the United States; (ii) a corporation, or an entity treated as a corporation for U.S. federal income tax purposes, created or organized under the laws of the United States, any state thereof or the District of Columbia; (iii) an estate, the income of which is subject to U.S. federal income tax regardless of its source; or (iv) a trust, if (A) a U.S. court is able to exercise primary supervision over the trust’s administration and one or more U.S. persons have authority to control all of the trust’s substantial decisions or (B) the trust has validly elected to be treated as a U.S. person for U.S. federal income tax purposes. For the purposes of this summary, the term “Non-U.S. Holder” means a beneficial owner of Shares that for U.S. federal income tax purposes, is (1) a nonresident alien individual; (2) a foreign corporation; (3) an estate the income of which is not subject to U.S. federal income taxation regardless of its source; or (4) a trust that does not have in effect a valid election to be treated as a U.S. person for U.S. federal income tax purposes and either (a) no U.S. court is able to exercise primary supervision over the trust’s administration or (b) no U.S. person has the authority to control all substantial decisions of that trust.

If a partnership, or another entity or arrangement treated as a partnership for U.S. federal income tax purposes, holds Shares, the tax treatment of its partners or members generally will depend upon the status of the partner or member and the partnership’s activities. Accordingly, partnerships or other entities or arrangements treated as partnerships for U.S. federal income tax purposes that hold Shares, and partners or members in those entities or arrangements, are urged to consult their tax advisors regarding the specific U.S. federal income tax consequences to them of the Offer and the Merger.

Because individual circumstances may differ, each stockholder should consult its own tax advisor as to the applicability and effect of the rules discussed below and the particular tax effects of the Offer and the Merger to it, including the application and effect of the alternative minimum tax and any U.S. federal, state, local and non-U.S. tax laws.

Tax Consequences to U.S. Holders. The exchange of Shares for cash pursuant to the Offer or the Merger will be a taxable transaction for U.S. federal income tax purposes. In general, a U.S. Holder who sells Shares pursuant to the Offer or receives cash in exchange for Shares pursuant to the Merger will recognize capital gain or loss for U.S. federal income tax purposes in an amount equal to the difference, if any, between (i) the amount of cash received and (ii) the U.S. Holder’s adjusted tax basis in the Shares sold pursuant to the Offer or exchanged for cash pursuant to the Merger. If a U.S. Holder acquired Shares by purchasing them, the U.S. Holder’s adjusted tax basis in its Shares will generally equal the amount the U.S. Holder paid for the relevant Shares, less any returns of capital that the U.S. Holder might have received with regard to the relevant Shares. Gain or loss will be determined separately for each block of Shares (that is, Shares acquired at the same cost in a single transaction) tendered pursuant to the Offer or exchanged for cash pursuant to the Merger. Such gain or loss will be long-term capital gain or loss, provided that a U.S. Holder’s holding period for such block of Shares is more than one year at the time of consummation of the Offer or the Merger, as the case may be. Long-term capital gains of certain non-corporate U.S. Holders, including individuals, generally are subject to U.S. federal income tax at preferential rates. The deductibility of capital losses is subject to limitations.

Tax Consequences to Non-U.S. Holders. A Non-U.S. Holder generally will not be subject to U.S. federal income tax on gain realized upon the exchange of Shares for cash pursuant to the Offer or Merger unless (i) the gain is “effectively connected” with the conduct of a trade or business of the Non-U.S. Holder in the United States (and, if required by an applicable income tax treaty, the gain is attributable to a permanent establishment or fixed base maintained in the United States) or (ii) the Non-U.S. Holder is an individual who is present in the United States for 183 or more days in the taxable year of the Offer or Merger, as applicable, and meets certain other conditions. Non-U.S. Holders described in clause (i) generally will be subject to U.S. federal income tax on a net income basis with respect to such gain in the same manner as if such holder were a resident of the United States and, if the Non-U.S. Holder is a corporation for U.S. federal income tax purposes, may, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate (or at a lower rate under an applicable income tax treaty) on its “effectively connected” gains. Non-U.S. Holders described in clause (ii) generally will be subject to U.S. federal income tax at a 30% rate (or at a lower rate under an applicable income tax treaty) on the gain derived from the sale, which gain may be offset by U.S.-source capital losses for the year.

Information Reporting and Backup Withholding. Payments made in exchange for Shares pursuant to the Offer or the Merger may be subject, under certain circumstances, to information reporting and backup withholding (currently at a rate of 24%). To avoid backup withholding, a U.S. Holder that does not otherwise establish an exemption from U.S. federal backup withholding should complete and return to the applicable withholding agent a properly completed and executed IRS Form W-9, certifying that such U.S. Holder is a U.S. person, that the taxpayer identification number provided is correct, and that such U.S. Holder is not subject to backup withholding. Non-U.S. Holders generally will be exempt from backup withholding and information reporting requirements with respect to payments made in exchange for Shares pursuant to the Offer or the Merger if such Non-U.S. Holder furnishes to the applicable withholding agent (i) a valid IRS Form W-8BEN or Form W-8BEN-E on which such Non-U.S. Holder certifies, under penalties of perjury, that it is not a U.S. person or (ii) such other documentation upon which the withholding agent may rely to treat the payments as made to a non-U.S. person in accordance with Treasury Regulations.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be refunded or credited against a stockholder’s U.S. federal income tax liability, if any; provided that such stockholder timely furnishes the required information to the IRS.

Medicare Tax. Non-corporate U.S. Holders that are individuals, estates or trusts whose income exceeds certain thresholds generally are subject to a Medicare tax at a 3.8% rate on all or a portion of their net investment income, which may include net gain realized upon the exchange of Shares for cash pursuant to the Offer or Merger. A U.S. person that is an individual, estate or trust is encouraged to consult its tax advisors regarding the applicability of this Medicare tax to any gains it realizes upon the exchange of Shares for cash pursuant to the Offer or Merger.

6.   Price Range of Shares; Dividends on the Shares

The Shares currently trade on Nasdaq under the symbol “ARQL.” The following table sets forth the high and low intraday sale prices per Share for each quarterly period within the two preceding fiscal years, as reported by Nasdaq:

	High	Low
Fiscal Year Ending December 31, 2019
Fourth Quarter (through December 16, 2019)	$20.45	$6.88
Third Quarter	$12.22	$6.79
Second Quarter	$11.11	$4.64
First Quarter	$6.11	$2.70
Fiscal Year Ended December 31, 2018
Fourth Quarter	$5.73	$2.23
Third Quarter	$7.21	$4.78
Second Quarter	$6.07	$2.40
First Quarter	$3.35	$1.46
Fiscal Year Ended December 31, 2017
Fourth Quarter	$1.70	$0.97
Third Quarter	$1.39	$0.94
Second Quarter	$1.44	$0.92
First Quarter	$1.68	$0.98

On December 6, 2019, the last full day of trading before we announced the Merger Agreement, the reported closing sales price of the Shares on Nasdaq was $9.66 per Share. On December 16, 2019, the last full day of trading before commencement of the Offer, the reported closing sales price of the Shares on Nasdaq was $20.12 per Share. We encourage you to obtain a recent market quotation for Shares before deciding whether to tender your Shares.

ArQule has never declared or paid cash dividends on the Shares and does not intend to declare or pay cash dividends on the Shares in the foreseeable future.

7.   Certain Information Concerning ArQule

The summary information set forth below is qualified in its entirety by reference to ArQule’s public filings with the SEC (which may be obtained and inspected as described below under “Additional Information”) and should be considered in conjunction with the financial and other information in such filings and other publicly available information. Neither Parent nor Purchaser has any knowledge that would indicate that any statements contained in this Offer to Purchase based on such filings and information is untrue. However, neither Parent nor Purchaser assumes any responsibility for the accuracy or completeness of the information concerning ArQule, whether furnished by ArQule or contained in such filings, or for any failure by ArQule to disclose events that may have occurred or that may affect the significance or accuracy of any such information but which are unknown to Parent or Purchaser.

General. ArQule is a Delaware corporation. According to its Quarterly Report on Form 10-Q for the quarter ended September 30, 2019 and other publicly available information, ArQule is a biopharmaceutical company engaged in the research and development of innovative therapeutics to treat cancers and rare diseases. ArQule’s mission is to discover, develop and commercialize novel small molecule drugs in areas of high unmet need that will dramatically extend and improve the lives of its patients. These product candidates target biological pathways implicated in a wide range of cancers and certain non-oncology indications. The address of ArQule’s principal executive offices and ArQule’s phone number at its principal executive offices are as set forth below:

ArQule, Inc.
One Wall Street
Burlington, Massachusetts 01803
(781) 994-0300

Additional Information. The Shares are registered under the Exchange Act. Accordingly, ArQule is subject to the information reporting requirements of the Exchange Act and, in accordance therewith, is required to file periodic reports and other information with the SEC relating to its business, financial condition and other matters. Information as of particular dates concerning ArQule’s directors and officers, their compensation, stock options granted to them, the principal holders of ArQule’s securities, any material interests of such persons in transactions with ArQule and other matters is required to be disclosed in proxy statements distributed to ArQule’s stockholders and filed with the SEC. Such information also will be available in the Schedule 14D-9. Copies of such reports, proxy statements and other information filed electronically by ArQule with the SEC are available and may be obtained at no charge at the SEC’s website at www.sec.gov.

8.   Certain Information Concerning Parent and Purchaser

Parent is a wholly owned subsidiary of Merck & Co., Inc., a New Jersey corporation (“Merck”), which is a global health care company that delivers innovative health solutions through its prescription medicines, vaccines, biologic therapies and animal health products. Merck’s operations are principally managed on a products basis and include four operating segments, which are the pharmaceutical, animal health, healthcare services and alliances segments.

The address of Merck’s principal executive offices and Merck’s phone number at its principal executive offices are as set forth below:

Merck & Co., Inc.
2000 Galloping Hill Road
Kenilworth, New Jersey 07033
(908) 740-4000

The address of Parent’s principal executive offices and Parent’s phone number at its principal executive offices are as set forth below:

Merck Sharp & Dohme Corp.
One Merck Drive, P.O. Box 100,
Whitehouse Station, New Jersey 08889
(908) 423-1000

Purchaser is a Delaware corporation and wholly-owned subsidiary of Parent, and was formed solely for the purpose of facilitating an acquisition by Parent. Purchaser is a direct wholly-owned subsidiary of Parent. Purchaser has not carried on any activities to date, except for activities incidental to its formation and activities undertaken in connection with the transactions contemplated by the Merger Agreement. Until immediately before the time Purchaser accepts Shares for purchase in the Offer, it is not anticipated that Purchaser will have any significant assets or liabilities or engage in any activities other than those incidental to the Offer and the Merger. Upon consummation of the Merger, Purchaser will merge with and into ArQule, whereupon the separate existence of Purchaser will cease, and ArQule will continue as the surviving corporation.

The address of Purchaser’s principal executive offices and Purchaser’s phone number at its principal executive offices are as set forth below:

Argon Merger Sub, Inc.
One Merck Drive, P.O. Box 100,
Whitehouse Station, New Jersey 08889
(908) 423-1000

The name, business address, citizenship, current principal occupation or employment, and five-year material employment history of each director and executive officer of Purchaser, Parent and Merck and certain other information are set forth in Schedule I to this Offer to Purchase.

Except as set forth in Schedule I to this Offer to Purchase, during the last five years, none of Purchaser, Parent, Merck or, to the best knowledge of Purchaser, Parent and Merck, any of the persons listed in Schedule I to this Offer to Purchase, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

Except as set forth elsewhere in this Offer to Purchase or Schedule I to this Offer to Purchase, none of Purchaser, Parent, Merck or, to the best knowledge of Purchaser, Parent and Merck, the persons listed in Schedule I hereto or any associate or other majority-owned subsidiary of Purchaser, Parent, Merck or of any of the persons so listed (i) beneficially owns or has a right to acquire any Shares or any other equity securities of ArQule; (ii) has effected any transaction with respect to the Shares or any other equity securities of ArQule during the past 60 days. Except as set forth elsewhere in this Offer to Purchase or Schedule I to this Offer to Purchase, none of Purchaser, Parent, Merck or, to the best knowledge of Purchaser, Parent or Merck, the persons listed in Schedule I hereto has any contract, arrangement, understanding or relationship with any other person with respect to any securities of ArQule (including any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss or the giving or withholding of proxies, consents or authorizations).

During the two years before the date of this Offer to Purchase, there have been (i) no transactions between any of Purchaser, Parent, Merck, their subsidiaries or, to the best knowledge of Purchaser, Parent and Merck, any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and ArQule or any of its executive officers, directors or affiliates, on the other hand, that would require reporting under SEC rules and regulations; and (ii) no negotiations, transactions or material contacts between Purchaser, Parent, Merck, their subsidiaries or, to the best knowledge of Purchaser, Parent and Merck, any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and ArQule or any of its affiliates, on the other hand, concerning a merger, consolidation or acquisition, a tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets.

Additional Information. Pursuant to Rule 14d-3 under the Exchange Act, Parent and the Purchaser have filed with the SEC a Tender Offer Statement on Schedule TO (as it may be amended, supplemented or otherwise modified from time to time, the “Schedule TO”), of which this Offer to Purchase forms a part, and exhibits to the Schedule TO. The Schedule TO and the exhibits thereto, as well as other information filed by Parent and the Purchaser with the SEC, are available and may be obtained at no charge at the SEC’s website at www.sec.gov.

9.   Source and Amount of Funds

We estimate that we will need approximately $2.7 billion to purchase all of the Shares pursuant to the Offer and to complete the Merger. Parent will provide us with sufficient funds to purchase all Shares validly tendered (and not properly withdrawn) in the Offer, to provide funding for the Merger and to make payments for outstanding ArQule stock options and ArQule warrants pursuant to the Merger Agreement. Parent has, or will have, available to it, through a variety of sources, including cash on hand, funds necessary to satisfy all of Purchaser’s payment obligations under the Merger Agreement and resulting from the transactions contemplated by the Merger Agreement. The Offer is not conditioned upon Parent’s or Purchaser’s ability to finance the purchase of Shares pursuant to the Offer.

10.   Background of the Offer; Past Contacts or Negotiations with ArQule

Background of the Offer

The following is a description of contacts between representatives of Merck and its affiliates and representatives of ArQule and other persons that resulted in the execution of the Merger Agreement. For a review of ArQule’s additional activities, please refer to the Schedule 14D-9 that will be filed by ArQule with the SEC and mailed to stockholders of ArQule.

From time to time in the ordinary course of business, Merck and Parent evaluate various business opportunities to enhance shareholder value. These evaluations have included periodic assessments of potential strategic transactions to strengthen Merck’s existing business.

On June 27, 2019, representatives of Merck spoke with representatives of ArQule by telephone regarding a potential co-development and profit-sharing partnership for ARQ 531, following an introduction coordinated by a director of ArQule. Additional conversations with representatives of ArQule occurred throughout the summer of 2019.

On August 21, 2019, ArQule and Parent executed a confidential disclosure agreement (the “CDA”) for the purpose of exploring a potential co-development and profit-sharing partnership for ARQ 531. Merck began conducting preliminary due diligence on clinical, safety and regulatory data on ARQ 531 subject to the CDA.

At a meeting held on November 20, 2019, representatives of Merck indicated to executives of ArQule, including Peter Lawrence, ArQule’s President and Chief Operating Officer, that Merck might like to have greater control of ARQ 531 than was being offered pursuant to the potential co-development and profit-sharing terms. Mr. Lawrence indicated that any broader scope transaction would need to be discussed with the ArQule Board.

Later that day, representatives of Merck spoke with Paolo Pucci, ArQule’s Chief Executive Officer, and Mr. Lawrence, and reiterated Merck’s interest in a broader scope transaction that would afford Merck greater control of ARQ 531.

On November 25, 2019, ArQule and Parent amended the CDA (as amended and as described in Section 11 − “The Merger Agreement; Other Agreements − Non-Disclosure Agreement”, the Non-Disclosure Agreement) to expand the information covered under the agreement to include additional information and data related to ArQule’s business and its clinical pipeline in addition to ARQ 531. The Non-Disclosure Agreement also contained a standstill provision. From November 25, 2019 through the execution of the Merger Agreement, representatives of Merck reviewed the information provided by ArQule and engaged in discussions with ArQule’s senior management regarding ARQ 531 and ArQule’s other product candidates.

On November 29, 2019, representatives of Merck spoke with Mr. Pucci and Mr. Lawrence, and expressed Merck’s interest in acquiring all of the outstanding stock of ArQule in lieu of the previously discussed co-development and profit-sharing partnership.

On November 29, 2019, Merck submitted an initial written offer to acquire ArQule for $15.75 per share in cash (the “November 29 Proposal”). The November 29 Proposal stated that Merck expected to conclude due diligence in one week, and Merck’s representatives expressed a desire to announce a transaction no later than December 9, 2019. In addition, Merck’s representatives conveyed a request that ArQule pursue a transaction exclusively with Merck during this period.

On November 30, 2019, a representative of Centerview, which had been retained by ArQule to assist in the exploration of strategic transactions, communicated to a representative of Merck the need for Merck to substantially improve its offer. In response, the representative of Merck asked that Centerview provide additional clarity regarding the request to improve the offer and reiterated Merck’s desire to announce a transaction no later than December 9, 2019 and Merck’s request for exclusivity.

On December 1, 2019, a representative of Centerview delivered a counteroffer to Merck (the “December 1 Counteroffer”). The December 1 Counteroffer proposed an increase of $19.00 Merck’s offer to $20.00 per share in cash. Merck’s representative responded by proposing to increase its offer to $19 per share in cash. The representative of Centerview stated that the ArQule Board had authorized engaging with Merck in further due diligence with the goal of completing in one week and announcing a transaction no later than December 9, 2019 as requested by $20.00 Merck, only if Merck’s offer was increased to $20.00 per share. If Merck was unwilling to increase its offer to $20 per share, the representative of Centerview stated that this would need to be discussed with the ArQule Board. The representative of Merck then confirmed that Merck was willing to increase its November 29 Proposal to $20.00 per share in cash if the parties worked to announce a transaction no later than December 9, 2019.

On December 1, 2019, ArQule granted Merck and its advisors access to an expanded virtual data room to enable Merck to complete its due diligence investigation of ArQule. In addition to its review of the data room, during the week of December 2, Merck and its advisors participated in several calls and site visits with senior management and representatives of ArQule as part of its due diligence investigation. Merck and its advisors continued to perform due diligence through the execution of the Merger Agreement.

On December 2, 2019, Covington & Burling LLP, counsel to Merck (“Covington”), sent an initial draft of the Merger Agreement to Skadden, Arps, Slate, Meagher & Flom LLP, counsel to ArQule (“Skadden”), which contemplated tender and support agreements from the directors and executive officers of ArQule and their respective affiliates.

During the period from December 2 until December 6, 2019, Skadden and Covington conducted a number of conference calls and exchanged drafts of the Merger Agreement. Among other items, the parties negotiated certain terms, including the amount of the termination fee to be paid by ArQule in the event that ArQule terminated the Merger Agreement to accept a Superior Proposal (as defined in the Merger Agreement) and in certain other circumstances, the ability of the ArQule Board to change its recommendation under various circumstances, the conditions to Merck’s obligations to complete the transaction, the obligations of Merck to extend the tender offer in order to permit the satisfaction of conditions, and the efforts required on the part of Merck to obtain regulatory approvals for the transaction.

During the period from December 4 until December 6, 2019, Merck and its representatives engaged in discussions with ArQule and its representatives as to merger-related compensation and benefits items, including treatment of 2019 annual bonuses, potential severance and retention programs and related potential tax consequences for participants.

On December 6, 2019, ArQule, Parent and Purchaser executed and delivered the Merger Agreement and the directors and executive officers or ArQule and their respective affiliates delivered the tender and support agreements with Parent and Purchaser. The parties agreed to publicly announce the transaction on the morning of December 9, 2019.

Before the opening of trading on Nasdaq on December 9, 2019, ArQule and Merck issued a joint press release announcing the execution of the Merger Agreement and the forthcoming commencement of a tender offer to acquire all the outstanding common stock of ArQule at a price of $20.00 per share in cash, and ArQule filed a current report on Form 8-K.

On December 17, 2019, Purchaser commenced the Offer.

11.   The Merger Agreement; Other Agreements

Merger Agreement

The following summary of certain provisions of the Merger Agreement and all other provisions of the Merger Agreement discussed herein are qualified by reference to the Merger Agreement itself and the First Amendment to the Merger Agreement, dated as of December 17, 2019 (the “First Amendment”), each of which is incorporated herein by reference. A copy of the Merger Agreement is filed as Exhibit (d)(1) to the Schedule TO and a copy of the First Amendment is filed as Exhibit (d)(4) to the Schedule TO. Stockholders and other interested parties should read the Merger Agreement for a more complete description of the provisions summarized below. Capitalized terms used herein and not otherwise defined have the respective meanings set forth in the Merger Agreement.

The Merger Agreement and the First Amendment have been filed with the SEC and incorporated by reference herein to provide investors and stockholders with information regarding the terms of the Merger Agreement. They are not intended to provide any other factual information about Parent, Purchaser or ArQule. The representations, warranties and covenants contained in the Merger Agreement were made only as of specified dates for the purposes of such agreement, were solely for the benefit of the parties to such agreement and may be subject to qualifications and limitations agreed upon by such parties. In particular, in reviewing the representations, warranties and covenants contained in the Merger Agreement and any description thereof contained or incorporated by reference herein, it is important to bear in mind that such representations, warranties and covenants were negotiated with the principal purpose of allocating risk between the parties, rather than establishing matters as facts. Such representations, warranties and covenants may also be subject to a contractual standard of materiality different from those generally applicable to stockholders and reports and documents filed with the SEC, and in some cases were qualified by disclosures set forth in a confidential disclosure letter that was provided by ArQule to Parent but is not filed with the SEC as part of the Merger Agreement (the “Disclosure Letter”). Investors are not third-party beneficiaries under the Merger Agreement. Accordingly, investors should not rely on such representations, warranties and covenants as characterizations of the actual state of facts or circumstances described therein. Information concerning the subject matter of such representations, warranties and covenants, which do not purport to be accurate as of the date of this Offer to Purchase, may have changed since December 6, 2019, which subsequent information may or may not be fully reflected in the parties’ public disclosures.

The Offer. If the Merger Agreement has not been terminated and ArQule is prepared to file with the SEC, and to disseminate to holders of ArQule shares, the Schedule 14D-9 on the same date as Purchaser commences the Offer, Purchaser has agreed to commence the Offer as promptly as practicable, and in no event later than December 20, 2019. Purchaser’s obligation to, and Parent’s obligation to cause Purchaser to, accept for payment and pay for Shares validly tendered in the Offer is subject only to the satisfaction or, to the extent waivable by

Parent or Purchaser, waiver of each of the Offer Conditions that are described below. On the terms and subject to the conditions and the Merger Agreement, Purchaser will, and Parent will cause Purchaser to, accept for payment and pay for all Shares validly tendered and not validly withdrawn pursuant to the Offer pursuant to the Offer as promptly as practicable on or after the Expiration Date.

Parent and Purchaser expressly reserve the right to waive any of the Offer Conditions, to increase the Offer Price or to make any other changes in the terms and conditions of the Offer; provided that, unless otherwise provided in the Merger Agreement or previously approved by ArQule in writing, Parent and Purchaser will not:

•	decrease the Offer Price or change the form of consideration payable in the Offer;
•	decrease the maximum number of Shares subject to or sought to be purchased in the Offer;
•	impose conditions on the Offer in addition to the Offer Conditions;
•	waive, modify or amend the Minimum Condition or the Antitrust and Judgment/Illegality Conditions;
•	amend any other term of the Offer in a manner that would reasonably be expected to adversely affect any ArQule stockholder in its capacity as such;
•	extend or otherwise change the Expiration Date except as required or permitted by the terms of the Merger Agreement as described below; or
•	provide any “subsequent offering period” (or any extension thereof) within the meaning of Rule 14d-11 promulgated under the Exchange Act.

The Merger Agreement contains provisions that govern the circumstances under which Purchaser is required or permitted to extend the Offer and under which Parent is required to cause Purchaser to extend the Offer. Specifically, the Merger Agreement provides that:

•	if on the scheduled Expiration Date, the Minimum Condition has not been satisfied or any of the other Offer Conditions (as defined below in Section 15 – “Conditions of the Offer”) have not been satisfied or waived by Parent or Purchaser if permitted thereunder, then Purchaser may, and Parent may cause Purchaser to, in Parent’s and Purchaser’s sole discretion and without the consent of ArQule, extend the Offer on one or more occasions in consecutive increments of not more than 20 business days each (the length of such period to be determined by Parent and Purchaser in their discretion), or for such longer period as the parties may agree in order to permit the satisfaction of such Offer Conditions (subject to the right of Parent or Purchaser to waive any Offer Conditions, other than the Minimum Condition);
•	Purchaser will, and Parent will cause Purchaser to, extend the Offer for (x) the minimum period required by applicable law, interpretation or position of the SEC or its staff or Nasdaq or its staff and (y) periods of not more than 10 business days per extension, until any waiting period (and any extension thereof) applicable to the consummation of the Offer under the HSR Act has expired or been terminated; and
•	if, on the scheduled Expiration Date, any Offer Condition is not satisfied and has not been waived, at the request of ArQule, Purchaser will, and Parent will cause Purchaser to, extend the Offer on one or more occasions in consecutive increments of not more than 10 business days each.

The Merger Agreement provides that Purchaser will not in any event be required to, and Parent will not in any event be required to cause Purchaser to, (i) extend the Offer beyond the Outside Date or (ii) extend the Offer beyond the initial Expiration Date on more than three occasions, not to exceed an aggregate of 30 business days (provided that each such extension will be 10 business days unless ArQule agrees otherwise), if, as of the applicable Expiration Date, all of the Offer Conditions are satisfied or have been waived other than the Minimum Condition and conditions which by their nature are to be satisfied at the expiration of the Offer.

If the Merger Agreement is validly terminated, Purchaser will, and Parent will cause Purchaser to, promptly (and in any event within 24 hours of such termination), irrevocably and unconditionally terminate the Offer, will not acquire any Shares pursuant to the Offer and will cause any depository acting on behalf of Purchaser to return, in accordance with applicable law, all tendered Shares to the registered holders thereof.

Board of Directors and Officers. The directors of Purchaser immediately prior to the Effective Time will, from and after the Effective Time, be the initial directors of the Surviving Corporation and the officers of Purchaser immediately prior to the Effective Time will be the initial officers of the Surviving Corporation, each to hold office until the earlier of their resignation, removal or death, or until their respective successors are duly elected and qualified, as the case may be. ArQule will use reasonable best efforts to cause each of the directors of ArQule immediately prior to the Effective Time to resign from the ArQule Board, to be effective as of, and conditioned upon the occurrence of, the Effective Time.

The Merger. The Merger Agreement provides that, in accordance with the terms and conditions of the Merger Agreement and the DGCL, at the Effective Time, Purchaser will be merged with and into ArQule, whereupon the separate existence of Purchaser will cease, and ArQule will continue as the Surviving Corporation. The Merger will be governed by Section 251(h) of the DGCL. Purchaser and ArQule will take all necessary and appropriate action to cause the Merger to become effective as soon as practicable following the consummation (within the meaning of Section 251(h) of the DGCL) (but in any event no later than one business day) of acceptance and payment for Shares pursuant to and subject to the conditions of the Offer at the Acceptance Time, without a meeting of ArQule’s stockholders in accordance with Section 251(h) of the DGCL.

At the Effective Time, the certificate of incorporation of the Surviving Corporation will be amended and restated in its entirety to be in the form attached as Exhibit A to the Merger Agreement and, as so amended and restated, such certificate of incorporation will be the certificate of incorporation of the Surviving Corporation, until thereafter amended as provided therein and under the DGCL.

The bylaws of Purchaser as in effect immediately prior to the Effective Time will be the bylaws of the Surviving Corporation, except that references to the Purchaser’s name will be replaced with references to the surviving corporation’s name, from and after the Effective Time until thereafter amended as provided therein and under the DGCL.

The obligations of ArQule, Parent and Purchaser to complete the Merger are subject to the satisfaction or, to the extent permitted by applicable law, waiver on or prior to the closing of the Merger of each of the following conditions:

•	Purchaser has accepted for payment all tendered Shares; and
•	no judgment preventing the consummation of the Merger has been issued by any governmental authority of competent jurisdiction (and within any jurisdiction in which Parent or any of its affiliates operate their respective businesses or own any assets) and remains in effect, and there is no law enacted or deemed applicable to the Merger by any such governmental authority that makes consummation of the Merger illegal.

Conversion of ArQule Common Stock at the Effective Time. The Merger Agreement provides that each Share issued and outstanding immediately prior to the Effective Time (other than (i) Shares held in the treasury of ArQule or owned by Parent or Purchaser or any of their respective direct or indirect wholly-owned subsidiaries immediately prior to the Effective Time and (ii) Shares held by any stockholder who is entitled to demand and properly demands appraisal of such Shares pursuant to, and who complies in all respects with, Section 262 of the DGCL and who, as of the Effective Time, has neither effectively withdrawn nor lost its rights to such appraisal and payment under the DGCL with respect to such Shares) will be cancelled and converted automatically into the right to receive an amount in cash equal to the Offer Price, without interest (the “Merger Consideration”), less any applicable tax withholding.

As of the Effective Time, all Shares issued and outstanding immediately prior to the Effective Time (other than the Shares that are excluded as described in the prior paragraph) will no longer be outstanding, will automatically be cancelled and will cease to exist, and each holder of either a certificate representing such Shares or non-certificated Shares represented by book-entry will no longer have any rights with respect to those Shares, except the right to receive, as the case may be, (i) the Merger Consideration payable with respect to such Shares upon surrender of the certificate or book-entry Shares, without interest or (ii) with respect to Shares held by any stockholder who is entitled to demand and properly demands appraisal of such Shares pursuant to, and who complies in all respects with, Section 262 of the DGCL and who, as of immediately prior to the Effective Time, has neither effectively withdrawn nor lost its rights to such appraisal and payment under the DGCL with respect to such Shares, payment for such Shares only to the extent provided by Section 251(h) and Section 262 of the

DGCL. Each Share held in the treasury of ArQule or owned by Parent or Purchaser or any of their respective direct or indirect wholly-owned subsidiaries immediately prior to the Effective Time will be cancelled without any conversion thereof and shall cease to exist. No payment or distribution will be made with respect to such shares.

At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Purchaser or ArQule, each share of Purchaser capital stock will be converted into and become one fully paid and non-assessable share of common stock of the Surviving Corporation.

Treatment of ArQule Stock Options. The Merger Agreement provides that, immediately prior to the Effective Time, each unexpired and unexercised ArQule stock option granted under any ArQule incentive equity plan (other than the ESPP, defined below) will, to the extent unvested, become fully vested and exercisable effective immediately prior to the Effective Time; provided that any such stock option that vests based on the achievement of performance goals will become fully vested and exercisable with respect to 100% of the total number of Shares subject to such stock option; provided further that any such stock option that is unexpired and unexercised and is an “incentive stock option” within the meaning of Section 422 of the Code will, to the extent unvested, become fully vested and exercisable effective no later than five business days prior to the Effective Time. Subject to the terms and conditions set forth in the Merger Agreement, at the Effective Time, each ArQule stock option that is outstanding will be cancelled, by virtue of the Merger and without any further action on the part of any holder of any such stock option, and each former holder of such cancelled stock option will be entitled to receive, in consideration of the cancellation of such stock option and as settlement therefor, an amount of cash (subject to any applicable withholding or other taxes required by applicable law) determined by multiplying (i) the number of Shares subject to such stock option immediately prior to such cancellation by (ii) the excess, if any, of the Merger Consideration over the exercise price per Share subject to such stock option immediately prior to such cancellation (such payment, the “Option Payment”). Any such stock option that has an exercise price that is equal to or greater than the Merger Consideration will be cancelled for no consideration. From and after the Effective Time, each ArQule stock option will no longer be exercisable by the former holder thereof, but will only entitle such holder to the payment of the corresponding Option Payment, if any.

Treatment of ArQule Warrants. The Merger Agreement provides that, immediately prior to the Effective Time, all warrants to purchase Shares issued to Oxford Finance LLC on January 6, 2017 or February 16, 2018 that have not been exercised immediately prior to the consummation of the Offer will terminate in accordance with their terms. Prior to the Effective Time, ArQule will use its reasonable best efforts to cause all holders of any warrants to purchase Shares issued on October 11, 2017 or November 7, 2017 to exercise such warrants prior to the Effective Time. Following the Effective Time, no holder of any warrants to purchase Shares will have any right under such warrants or the Merger Agreement to acquire any securities in ArQule, the Surviving Corporation, Parent or any of their respective affiliates. Following the Effective Time, holders who elect to exercise warrants to purchase Shares issued on October 11, 2017 or November 7, 2017 will be entitled to receive an amount in respect of each Share for which such warrant is exercisable immediately prior to the Effective Time equal to (i) the Offer Price minus (ii) the applicable exercise price per share of such warrant. The amount payable in connection with any such warrant that has an exercise price that equals or exceeds the Offer Price for such an election will be zero.

Treatment of Employee Stock Purchase Plan. ArQule, the ArQule Board and the compensation committee thereof, as applicable, have agreed to take all actions necessary to terminate ArQule’s 2018 Employee Stock Purchase Plan (the “ESPP”) and all outstanding rights thereunder as of the day immediately prior to the Acceptance Time, contingent upon the closing of the Merger, and to effectuate the treatment of the ESPP as follows: (i) no new participants will be permitted to participate in the ESPP and participants may not increase their payroll deductions or purchase elections from those in effect on December 6, 2019 and (ii) except for the offering or purchase period (if any) under the ESPP that is in effect on December 6, 2019 (the “Final Offering Period”), no offering or purchase period will be authorized, continued or commenced following December 6, 2019. ArQule will provide notice to participants describing such treatment of the ESPP. If the Effective Time occurs during the Final Offering Period, the Final Offering Period will terminate no later than the day immediately prior to the Acceptance Time, and ArQule will cause the exercise date applicable to the Final Offering Period to accelerate and occur on such termination date with respect to any then-outstanding purchase rights. All amounts allocated to each participant’s account under the ESPP at the end of the Final Offering Period will be used to purchase whole Shares under the terms of the ESPP for such offering period, and such Shares will be cancelled upon the consummation of the Offer in exchange for the right to receive the Merger Consideration following the purchase of such Shares. ArQule will return to each participant the funds, if any, that remain in such participant’s account after such purchase.

Representations and Warranties. This summary of the Merger Agreement has been included to provide investors with information regarding its terms. It is not intended to provide any other factual information about Parent, Purchaser or ArQule, their respective businesses, or the actual conduct of their respective businesses during the period prior to the consummation of the Offer or the Merger. The Merger Agreement contains representations and warranties that are the product of negotiations among the parties thereto and made to, and solely for the benefit of, each other as of specified dates. The assertions embodied in those representations and warranties are subject to qualifications and limitations agreed to by the respective parties and are also qualified in important part by the Disclosure Letter. The representations and warranties may have been made for the purpose of allocating contractual risk between the parties to the agreements instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors.

In the Merger Agreement, ArQule has made representations and warranties to Parent and Purchaser with respect to, among other things:

•	corporate matters, such as organization, organizational documents, standing, qualification, power and authority;
•	capital structure;
•	authority, execution and enforceability;
•	no conflicts and required consents;
•	subsidiaries;
•	SEC filings and disclosure controls and internal control over financial reporting;
•	financial statements and undisclosed liabilities;
•	the absence of specified changes or events;
•	legal proceedings;
•	accuracy of information supplied for purposes of the offer documents and the Schedule 14D-9;
•	broker’s and finder’s fees;
•	employee plans;
•	employment matters;
•	the opinion of its financial advisor;
•	taxes;
•	environmental matters;
•	compliance with laws and permits;
•	intellectual property;
•	material contracts;
•	regulatory matters;
•	real property;
•	insurance;
•	affiliate transactions;
•	takeover provisions;
•	title to assets;

•	books and records;
•	anti-corruption compliance;
•	data protections; and
•	sanctions.

Some of the representations and warranties in the Merger Agreement made by ArQule are qualified as to materiality or “Company Material Adverse Effect.” For purposes of the Merger Agreement, a “Company Material Adverse Effect” means any event, condition, change, occurrence or development of a state of facts, individually or in the aggregate with all other events, conditions, changes, occurrences or developments of a state of facts, that has had, or would reasonably be expected to have, a material adverse effect on (i) the business, operations, assets, properties, liabilities (contingent or otherwise), condition (financial or otherwise) or results of operations of ArQule, or (ii) the ability of ArQule to consummate the transactions contemplated by the Merger Agreement on or before the Outside Date; provided that no such event, condition, change, occurrence or development of a state of facts will be considered in determining whether a Company Material Adverse Effect has occurred for purposes of clause (i) above to the extent that it results from:

•	changes in any applicable law or GAAP or interpretation thereof occurring after December 6, 2019 (only if ArQule is not disproportionately affected by such changes or events relative to other companies in the biotechnology or pharmaceutical industry, and then only to the extent of such disproportionate impact);
•	changes generally affecting the economy, or financial or securities markets (including changes in interest rates and exchange rates) (only if ArQule is not disproportionately affected by such changes or events relative to other companies in the biotechnology or pharmaceutical industry, and then only to the extent of such disproportionate impact);
•	general conditions in the industry in which ArQule operates (only if ArQule is not disproportionately affected by such changes or events relative to other companies in the biotechnology or pharmaceutical industry, and then only to the extent of such disproportionate impact);
•	acts of terrorism, war, natural disasters, weather-related event or fire or any escalation thereof occurring after December 6, 2019 (only if ArQule is not disproportionately affected by such changes or events relative to other companies in the biotechnology or pharmaceutical industry, and then only to the extent of such disproportionate impact);
•	changes in the market price or trading volume of the Shares (it being understood that the facts and circumstances giving rise to such changes may be taken into account in determining whether there has been a Company Material Adverse Effect);
•	any failure by ArQule to meet any internal or published industry analyst projections or forecasts or estimates of revenues or earnings for any period ending on or after December 6, 2019 (it being understood that the facts and circumstances giving rise to such failure may be taken into account in determining whether there has been a Company Material Adverse Effect); or
•	the announcement, pendency or consummation of the Offer and the Merger (including any loss of or adverse change in ArQule’s relationship with its employees, contractors, customers, partners or suppliers) (it being understood that this clause will not apply with respect to any representation or warranty the purpose of which is to address the consequences of the execution, delivery or performance of the Merger Agreement or the consummation of the Offer and the Merger).

In the Merger Agreement, Parent and Purchaser have made representations and warranties to ArQule with respect to, among other things:

•	corporate matters, such as organization, organizational documents, standing, qualification, power and authority;
•	authority, execution and enforceability;
•	no conflicts and required consents;

•	accuracy of information supplied for purposes of the offer documents and the Schedule 14D-9;
•	availability of funds to consummate the Offer and the Merger;
•	legal proceedings;
•	ownership of securities of ArQule; and
•	broker’s and finder’s fees.

Some of the representations and warranties in the Merger Agreement made by Parent and Purchaser are qualified as to materiality or “Parent Material Adverse Effect.” For purposes of the Merger Agreement, the term “Parent Material Adverse Effect” means any event, condition, change, occurrence, or development of a state of facts that, individually or in the aggregate, has had, or would reasonably be expected to have, a material adverse effect on Parent or Purchaser to consummate the transactions contemplated by the Merger Agreement on or before the Outside Date.

None of the representations and warranties of the parties to the Merger Agreement and in any certificate or other writing delivered pursuant to the Merger Agreement survive the Effective Time.

Conduct of Business Pending the Merger. Prior to the consummation of the Merger or earlier termination of the Merger Agreement and except as set forth in the Disclosure Letter, as required by the express terms of the Merger Agreement or applicable law or with the prior written consent of Parent (which consent will not be unreasonably withheld, conditioned or delayed), ArQule will (i) conduct its business only in the ordinary and usual course of business and consistent with past practice, (ii) use commercially reasonable efforts to preserve intact its present business organizations and assets and maintain its relationships with material licensees, licensors and other collaboration partners, and others having material business relationships with ArQule, and (iii) use commercially reasonable efforts to keep available the services of its directors, officers, key employees and key contractors.

ArQule has further agreed that, except as set forth in the Disclosure Letter, as required by applicable law or as required by the express terms of Merger Agreement, ArQule will not, prior to the consummation of the Merger or earlier termination of the Merger Agreement, do any of the following without the prior written consent of Parent (which consent will not be unreasonably withheld, conditioned or delayed), either directly or indirectly:

•	sell, pledge, dispose of, assign, lease, license, sublicense, dedicate to the public, or otherwise transfer, abandon or permit to lapse, or create or incur any lien on, any of ArQule’s assets (including owned intellectual property), securities, properties, interests or businesses, other than (a) (except in the case of any intellectual property) sales of obsolete equipment and dispositions of marketable securities to generate cash in the ordinary course of business consistent with past practice or (b) non-exclusive grants of rights to use intellectual property that are incidental to and not material to performance under an applicable agreement entered in the ordinary course of business consistent with past practice, such as a clinical trial agreement or a supply agreement entered into with a supplier;
•	acquire (by merger, consolidation, acquisition of stock or assets or otherwise), directly or indirectly, any assets, securities, properties, interests or businesses, other than (A) supplies and equipment in the ordinary course of business consistent with past practice, (B) capital expenditures as set forth in the Disclosure Letter or (C) as required for ArQule to perform or comply with its obligations under the terms of any contract to which it is a party or by which it is bound (and do not arise from any failure by ArQule to perform or comply with such contract) and that has been made available to Parent;
•	merge or consolidate ArQule with any Person or adopt a plan of complete or partial liquidation or resolutions providing for a complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of ArQule (other than the Merger);
•	adopt or implement any stockholder rights plan or similar arrangement;
•	amend, waive, rescind or otherwise modify ArQule’s certificate of incorporation or bylaws;

•	(1) split, combine or reclassify any shares of its capital stock, (2) establish a record date for, declare, set aside or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of its capital stock or (3) redeem, repurchase or otherwise acquire, or offer to redeem, repurchase or otherwise acquire, directly or indirectly, any securities of ArQule;
•	(1) issue, sell, grant, or authorize any of the foregoing actions in connection with, any securities of ArQule, other than the issuance of any Shares upon the exercise of ArQule stock options, warrants to purchase Shares or purchase rights under the ESPP, in each case, that are outstanding on December 6, 2019 (or, in the case of the ESPP, made pursuant to elections then in effect) in accordance with their terms on December 6, 2019; (2) amend any term of any security of ArQule (whether by merger, consolidation or otherwise); or (3) enter into any agreement with respect to the voting or registration of any securities of ArQule;
•	create, incur, assume, suffer to exist or otherwise become liable with respect to any indebtedness for borrowed money or guarantees thereof (including through borrowings under any of ArQule’s existing credit facilities), or issue or sell any debt securities or options, warrants, calls or other rights to acquire any debt securities of ArQule;
•	make any loans, advances or capital contributions to, or investments in, any other Person, or re-invest any funds or monies in any assets or securities with a credit rating lower than those assets or securities into which such funds or monies are invested as of December 6, 2019, other than advances to its employees in the ordinary course of business consistent with past practice;
•	except as required by applicable law or the terms of any employee benefit plan set forth in the Disclosure Letter, (1) with respect to any director, officer, employee or contractor of ArQule, (A) grant or increase any severance, change of control, retention, termination or similar pay, compensation, bonus or benefits, or amend any existing arrangement relating thereto, (B) enter into any employment, consulting, severance, retention, change in control, termination, retirement, deferred compensation or other similar agreement (or amend or terminate any such existing agreement) or (C) pay any compensation or benefit not provided for under any employee benefit plan; (2) establish, adopt or amend (except as required by applicable law) any employee benefit plan, including any collective bargaining agreement; (3) recognize any new union, works council or similar employee representative with respect to any such individual; (4) enter into any trust, annuity or insurance contract or similar agreement or take any other action to fund or otherwise secure the payment of any compensation or benefit; (5) establish, adopt or enter into any plan, agreement or arrangement, or otherwise commit to, gross up or indemnify, or otherwise reimburse any current or former service provider for any tax incurred by such service provider, including under Section 409A or Section 4999 of the Code; or (6) hire or engage the services of any individual as a director, officer, employee or contractor (other than to replace any such person whose employment or engagement with ArQule terminates; provided that such individual hired or engaged is provided salary, bonuses and benefits by ArQule at a level substantially comparable to that provided to such person whose employment or engagement with ArQule was terminated) or terminate the service of any such Person other than for “Cause” (as defined in the Disclosure Letter or applicable agreement or plan providing for severance benefits);
•	commence any offering or offering period under the ESPP;
•	grant, amend or modify, or exercise any discretionary authority to accelerate the vesting of, any awards under any stock plan;
•	(1) forgive any loans to directors, officers, employees or any of their respective affiliates or (2) enter into any transactions or contracts with any affiliates or other Person that would be required to be disclosed by ArQule under Item 404 of Regulation S-K of the SEC;
•	waive, release, pay, discharge or satisfy any material liabilities or obligations (absolute, accrued, contingent or otherwise), except in the ordinary course of business consistent with past practice and in accordance with the terms thereof;
•	make any material change in ArQule’s methods of accounting, except as required by GAAP, Regulation S-X of the Exchange Act or applicable rules and regulations of the SEC;

•	make, change or rescind any material tax election, change any annual tax accounting period, adopt or change any method of tax accounting, amend any income or other material tax returns except to the extent otherwise required by law, extend the statute of limitations with respect to any income or other material tax return, enter into any closing agreement with respect to a material tax, settle or compromise any material tax claim, audit or assessment, or surrender any right to claim a material tax refund;
•	write up, write down or write off the book value of any assets, in the aggregate, except in accordance with GAAP consistently applied;
•	compromise, settle, or offer or propose to settle, any proceeding or other claim (except with respect to immaterial routine matters in the ordinary course of business consistent with past practice that involve monetary damages in aggregate not in excess of $100,000 and do not (1) include any other obligation to be performed by, or limitation upon, ArQule, Parent, Purchaser or their affiliates that is, individually or in the aggregate, material to ArQule, Parent, Purchaser or their affiliates; or (2) result in any (A) imposition of equitable relief on, or the admission of wrongdoing by, ArQule or (B) actual or potential violation of any law);
•	(1) terminate, cancel, assign, renew or agree to any material amendment of, change in or waiver under any material contract, (2) enter into any contract that, if existing on December 6, 2019, would be a material contract or (3) amend or modify any contract in existence on December 6, 2019 that, after giving effect to such amendment or modification, would be a material contract;
•	incur or authorize any capital expenditures or any obligations or liabilities in respect thereof except as set forth in the Disclosure Letter;
•	convene any regular or special meeting (or any adjournment or postponement thereof) of the stockholders of ArQule other than, to the extent required by applicable law or a judgment of a court of competent jurisdiction, an annual meeting of stockholders for purposes of election of directors, ratification of ArQule’s auditors and other routine matters; provided that ArQule will use its commercially reasonable efforts to oppose any stockholder proposal presented at any such meeting (provided, for the avoidance of doubt, that such efforts will not require the directors of ArQule to take any action that would reasonably be expected to result in a breach of their fiduciary duties under applicable law);
•	fail to keep in full force and effect its insurance policies or replacement or revised provisions providing insurance coverage in a manner consistent with past practice with respect to ArQule’s assets, operations and activities as in effect on December 6, 2019;
•	(1) extend, amend, condition, restrict, waive, cancel, abandon, withdraw, fail to renew, permit to lapse, modify or otherwise alter any rights in or to any intellectual property of ArQule in a manner that is materially adverse to ArQule, (2) fail to diligently prosecute any material patent application or to maintain any issued patent, in each case, owned by ArQule or fail to diligently prosecute any application for or to maintain any material intellectual property as to which ArQule controls the prosecution or maintenance thereof, as applicable, (3) fail to renew (to the extent renewable at the option of ArQule) or to terminate any contract under which material intellectual property is licensed to ArQule, or (4) disclose to any third party, other than under a confidentiality agreement or other legally binding confidentiality undertaking, any trade secret of ArQule that is included in the intellectual property of ArQule in a way that results in loss of material trade secret protection, except for any such disclosures made as a result of publication of a patent application filed by ArQule or in connection with any required regulatory filing;
•	(1) commence any clinical study of which Parent has not been informed prior to December 6, 2019, (2) unless mandated by any governmental authority, discontinue, terminate or suspend any ongoing clinical study or (3) make any material change to, discontinue, terminate or suspend any ongoing IND-enabling preclinical study without first consulting Parent in good faith; or
•	agree, resolve or commit to do any of the foregoing actions.

Access to Information. Prior to the consummation of the Merger or earlier termination of the Merger Agreement, ArQule has agreed to provide Parent, Purchaser and their respective representatives reasonable access to ArQule’s officers, employees, agents, properties, facilities, books, records, contracts and other assets, and promptly furnish to Parent, Purchaser and their respective representatives copies of all existing financial, operating and other data and information as such persons may from time to time reasonably request, subject to customary procedures and exceptions.

Directors’ and Officers’ Indemnification and Insurance. The Merger Agreement provides for indemnification and insurance rights in favor of the current and former directors and officers of ArQule, who we refer to as “indemnitees.” Specifically, Parent and Purchaser have agreed that all rights and obligations to indemnification by ArQule (including advancement of expenses) now existing in favor of indemnities as provided in ArQule’s certificate of incorporation or bylaws will survive the Merger, continue in full force and effect in accordance with their respective terms and for a period of six years following the Effective Time.

The Surviving Corporation will, and Parent will cause the Surviving Corporation to, maintain officers’ and directors’ liability insurance in respect of acts or omissions occurring on or prior to the Effective Time covering each such person currently covered by ArQule’s officers’ and directors’ liability insurance policies on terms with respect to coverage and amount no less favorable than those of such policies in effect on December 6, 2019. However, the maximum aggregate annual premium for such “tail” insurance policies will not exceed 300% of the aggregate annual premium payable by ArQule for the coverage year in effect as of as of December 6, 2019. If such premiums for such insurance would at any time exceed such maximum amount, then the Surviving Corporation will cause to be maintained policies of insurance that, in the Surviving Corporation’s good faith judgment, provide the maximum coverage available at an annual premium equal to such maximum amount.

Standard of Efforts. Subject to the terms and conditions of the Merger Agreement, each party has agreed to use (and to cause its respective subsidiaries to use) its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate and make the transactions contemplated by the Merger Agreement effective, in the most expeditious manner practicable, and in no case later than the Outside Date, including (i) preparing and filing as promptly as practicable with any governmental authority all documentation to effect all necessary notices, reports and other filings and (ii) obtaining as promptly as practicable and maintaining all authorizations necessary or advisable to be obtained from any governmental authority in order to consummate the transactions contemplated by the Merger Agreement. ArQule, Parent and Purchaser agreed that they will consult with each other with respect to the obtaining of all such necessary authorizations and (1) ArQule will have the right to review and approve in advance all characterizations of the information relating to ArQule, (2) Parent will have the right to review and approve in advance all characterizations of the information relating to Parent or Purchaser, and (3) each of ArQule and Parent will have the right to review and approve in advance all characterizations of the information relating to the transactions contemplated by the Merger Agreement, in each case, that appear in any material filing made in connection with such transactions.

In furtherance of, and not in limitation of the foregoing, Parent and ArQule (and their respective controlled affiliates, if applicable) have agreed to: (i) as promptly as practicable, and in any event by December 20, 2019 (or such other time as mutually agreed by the parties), file or cause to be filed with the United States Federal Trade Commission and the United States Department of Justice any notifications required to be filed under the HSR Act with respect to the transactions contemplated by the Merger Agreement (such filing was made on December 16, 2019); (ii) as promptly as practicable after December 6, 2019, make appropriate filings pursuant to any other applicable antitrust law with respect to the transactions contemplated by the Merger Agreement; and (iii) supply as promptly as practicable any additional information and documentary material that may be requested and to use their reasonable best efforts to take all other actions necessary to cause the expiration or termination of the applicable waiting periods or obtain any required authorizations under any applicable antitrust laws as soon as practicable.

With respect to required governmental authorizations, each party has agreed to (i) cooperate in all respects with each other in connection with any filing or submission and in connection with any investigation or other inquiry with respect to the transactions contemplated by the Merger Agreement, (ii) promptly notify the other party of any communication received from, or given to, any governmental authority with respect to the transactions contemplated by the Merger Agreement and keep the other parties reasonably informed as to the status of any such request, inquiry, investigation, or other communication, (iii) subject to applicable law, and to the extent practicable, permit the other party to review in advance any proposed communication by it to any governmental authority with respect to the transactions contemplated by the Merger Agreement, and incorporate the other party’s reasonable comments, (iv) not agree to participate in any substantive meeting or discussion with any governmental authority in respect of any filing, investigation or inquiry concerning the Merger Agreement or the transactions contemplated by the Merger Agreement unless it consults with the other party in advance and, to the extent permitted by such governmental authority, gives the other party the opportunity to attend, (v) pull and re-file any notice under the HSR Act only if the other party agrees, and (vi) furnish the other party with non-confidential copies of all correspondence, filings and written communications between them and their affiliates and their respective representatives on one hand, and any such governmental authority or its staff on the other hand, with respect to the Merger Agreement or the transactions contemplated by the Merger Agreement. At Parent’s request, ArQule will give any notices to third parties, and use its reasonable best efforts to obtain any third party consents, approvals or waivers required to be obtained under any material contracts or other contracts in connection with consummation of the transactions contemplated by the Merger Agreement; provided that ArQule will not, without the prior written consent of Parent, agree to, or proffer, any consent fee, concession or other modification to the terms and conditions of any contract in order to obtain any such consent. ArQule will coordinate and cooperate with Parent in determining whether any actions, consents, approvals or waivers are required to be obtained from parties to any material contracts in connection with consummation of the transactions contemplated by the Merger Agreement and seeking any such actions, consents, approvals or waivers.

In no event will Parent or Purchaser be required to offer, accept or agree to, and ArQule will not, without Purchaser’s prior written consent, offer, accept or agree to (1) divest, dispose of or hold separate any portion of the businesses, operations, assets or product lines of Parent, ArQule or any of their respective subsidiaries (or a combination of the respective businesses, operations, assets or product lines of Parent, ArQule or any of their respective subsidiaries), (2) restrict, prohibit or limit the ability of Parent, ArQule or any of their respective subsidiaries to conduct its business or own its assets, (3) restrict, prohibit or limit the ownership or operation by ArQule, Parent or any of their respective subsidiaries of all or any portion of the business or assets of Parent, ArQule, the Surviving Corporation or any of their respective affiliates in any part of the world, (4) cause Parent or any of its subsidiaries to divest any Shares, or (5) impose limitations on the ability of Parent or any of its subsidiaries effectively to acquire, hold or exercise full rights of ownership of, any Shares, including the right to vote the Shares acquired or owned by Parent or any of its subsidiaries on all matters properly presented to the ArQule stockholders; provided, however that Parent will be required to take the actions in the foregoing clauses (1) through (3) with respect to immaterial outlicenses of ArQule or Parent or Parent’s affiliates (with materiality measured relative solely to the total equity value of the transactions contemplated by the Merger Agreement) if such action (a) is necessary to obtain required authorizations or waiting period expirations or terminations as may be required under antitrust laws by or before the Outside Date and (b) does not relate to ARQ 531; provided further that Parent has principal responsibility for controlling, devising and implementing the strategy for obtaining any necessary authorizations and will lead and direct all submissions to, meetings and communications with governmental authorities and any other party in connection with antitrust matters and ArQule will cooperate fully with Parent to effectuate the foregoing. Notwithstanding anything to the contrary in the Merger Agreement, in no event will Parent or any of its subsidiaries be obligated to (x) enter into any settlement, undertaking, consent decree, stipulation or agreement with any governmental authority in connection with the transactions involving a Non-Required Remedy (as defined in Section 15 – “Conditions of the Offer”) or (y) litigate or participate in the litigation of any proceeding, whether judicial or administrative, brought by any governmental authority challenging or seeking to restrain, prohibit or place conditions on the consummation of the Merger or any of the other transactions contemplated by the Merger Agreement or the ownership or operation by Parent, ArQule or any of their respective subsidiaries of all or any portion of their respective business as conducted (and as proposed to be conducted) as of December 6, 2019 and involving a Non-Required Remedy.

Employee Matters. Parent has agreed to provide, or to cause one of its affiliates (including the Surviving Corporation and its subsidiaries after the closing of the Merger) to provide, for a period of one year following the closing of the Merger (the “Continuation Period”), each individual who is employed by ArQule immediately prior to the closing of the Merger and who continues to be employed by Parent during the Continuation Period (each, a “Continuing Employee”) with (i) the base salary or hourly wages that is no less than that provided to such Continuing Employee immediately prior to the closing of the Merger, (ii) annual cash bonus opportunities that are no less favorable, in the aggregate, than the annual cash bonus opportunities provided to the Continuing Employee immediately prior to the closing of the Merger and (iii) employee benefits (excluding any equity, equity-based, change in control or severance benefits) that are no less favorable in the aggregate than either (in the discretion of Parent) (A) the employee benefits provided to the Continuing Employee immediately prior to the closing of the Merger or (B) employee benefits provided to similarly-situated new hire employees of Parent and its Affiliates; provided that in any event, such employee benefits will be no less favorable than the employee benefits described in clause (A).

Under the Merger Agreement, during the Continuation Period, Parent will, and will cause its affiliates (including, after the closing, the Surviving Corporation and its subsidiaries) to, provide severance pay and benefits eligibility to each Continuing Employee, including each ArQule employee who is employed by ArQule immediately prior to the Effective Time, under Parent’s severance plan, subject to the terms of that plan as in effect from time to time and consistent with the terms set forth in the Disclosure Letter.

Following the Effective Time, Parent will, subject to applicable laws, give each Continuing Employee full credit for prior service with ArQule for purposes of vesting and eligibility to participate in employee benefit plans maintained by Parent or its Affiliates for which the Continuing Employee is otherwise eligible to participate (but such service credit will not be provided for benefit of accrual purposes, except for vacation and severance, as applicable); provided that service of a Continuing Employee prior to the Effective Time will not be recognized for the purpose of any entitlement to participate in, or receive benefits with respect to, any retiree medical programs or other retiree welfare benefit programs or any defined benefit plans maintained by Parent or its affiliates in which any Continuing Employee participates after the Effective Time. In no event will any of the foregoing obligations result in any duplication of benefits for the same period of service.

In addition, Parent will use commercially reasonable efforts, to (A) waive, or cause to be waived, any limitations on benefits relating to pre-existing conditions to the same extent such limitations are waived under any comparable plan of ArQule applicable to such Continuing Employee prior to the Effective Time and (B) recognize, for purposes of annual deductible and out-of-pocket limits under its medical and dental plans, deductible and out-of-pocket expenses paid by Continuing Employees in the calendar year in which the Effective Time occurs.

None of Parent or any of its affiliates will be obligated under the Merger Agreement to continue to employ any Continuing Employee for any period of time following the Effective Time. Without limiting the above mentioned obligations with respect to Continuing Employees, Parent or its affiliates may revise, amend or terminate any ArQule employee benefit plan or any other employee benefit plan, program or policy in effect from time to time, subject in each case to its applicable terms. Nothing in the Merger Agreement will be construed as an amendment of any employee benefit plan of ArQule or Parent and its affiliates.

No later than seven days prior to the Effective Time, the ArQule Board (or the appropriate committee thereof) will take all actions necessary to terminate ArQule’s 401(k) plan, such termination to be effective as of the day prior to the closing of the Merger and contingent upon the occurrence of the Effective Time. ArQule will provide Parent with evidence that such plan has been terminated (the form and substance of which will be subject to reasonable review and comment by Parent). Parent will, as soon as reasonably practicable after the Effective Time (and consistent with Parent’s administrative practices with respect to similarly-situated employees in similar acquisitions), offer participation in Parent’s 401(k) plan to each Continuing Employee who was an active participant in ArQule’s 401(k) plan as of the date of its termination and who satisfies the eligibility requirements of Parent’s 401(k) plan. If elected by such Continuing Employee in accordance with applicable law, Parent will cause Parent’s 401(k) plan to, following the Closing Date, accept a “direct rollover” to Parent’s plan of the account balances (including any participant loans) of such Continuing Employee.

Transaction Litigation. ArQule has agreed to promptly advise Parent in writing of any suits, claims, actions, proceedings, arbitrations, mediations, investigations, litigation, hearings, demands, or informal inquiries or requests by subpoena for documents asserted, threatened or commenced against ArQule or any of its directors or officers in such individual’s capacity as such by any stockholder of ArQule (in its capacity as such) or through a derivative action challenging or seeking to restrain or prohibit the consummation of the transactions contemplated by the Merger Agreement (“Transaction Litigation”) and to keep Parent informed on a reasonably prompt basis regarding any such Transaction Litigation. In addition, ArQule will give Parent the opportunity to (a) participate in the defense, prosecution, settlement or compromise of any Transaction Litigation, and (b) consult with counsel to ArQule regarding the defense, prosecution, settlement or compromise with respect to any such Transaction

Litigation. For purposes of this provision, “participate” means that Parent will be kept reasonably apprised of proposed strategy and other significant decisions with respect to the Transaction Litigation, and Parent may offer comments or suggestions with respect to such Transaction Litigation which ArQule will consider in good faith; provided that ArQule will not settle or compromise or agree to settle or compromise any Transaction Litigation without Parent’s prior written consent (which consent will not be unreasonably withheld, conditioned or delayed).

Appraisal Actions. Under the Merger Agreement, ArQule will provide prompt notice to Parent of any demands received by ArQule for appraisal of any Shares, and Parent will have the right to participate in and direct (provided, that such direction may not result in a binding obligation on the part of ArQule that is effective prior to the Effective Time) all negotiations and proceedings with respect to such demands. ArQule will not, without the prior written consent of Parent, make any payment with respect to, or settle or offer to settle, any such demands, or agree to do any of the foregoing.

No Solicitation. Under the Merger Agreement, until the earlier of the Effective Time and the valid termination of the Merger Agreement, ArQule will not, and will not authorize or knowingly permit its representatives to, directly or indirectly (other than with respect to Parent or Purchaser):

•	solicit, initiate, propose or take any action to knowingly encourage any inquiries or the submission of any proposal or offer that constitutes, or could reasonably be expected to lead to, an Acquisition Proposal (as defined below) or otherwise knowingly facilitate any effort or attempt to make an Acquisition Proposal;
•	except as otherwise expressly permitted by the provisions outlined below, enter into, continue or otherwise participate in any discussions or negotiations regarding, furnish to any Third Party any information or data relating to, afford access to the business, personnel, properties, assets, books or records of ArQule in connection with, or otherwise cooperate with any person with respect to, any Acquisition Proposal or any inquiry, proposal or offer that could reasonably be expected to lead to an Acquisition Proposal;
•	grant any waiver, amendment or release of or under, or fail to enforce, any confidentiality, standstill or similar agreement (or any confidentiality, standstill or similar provision of any other contract);
•	enter into any letter of intent, contract, commitment or agreement in principle with respect to an Acquisition Proposal or enter into any contract or commitment requiring ArQule to abandon, terminate or fail to consummate the transactions contemplated by the Merger Agreement, or that would otherwise materially impede the ability of Parent and Purchaser to consummate the Offer and the Merger; or
•	resolve, propose or agree to do any of the foregoing.

Notwithstanding anything in the Merger Agreement to the contrary, if in response to an unsolicited bona fide written Acquisition Proposal made by a third party after December 6, 2019 in circumstances not involving a breach in any material respect of the provisions described in this Section 11 – “The Merger Agreement; Other Agreements – Merger Agreement – No Solicitation”, the ArQule Board determines in good faith (after consultation with outside legal counsel and a financial advisor of nationally recognized reputation) that such Acquisition Proposal constitutes, or could reasonably be expected to lead to, a Superior Proposal and, after consultation with outside legal counsel, that the failure to take such action would be inconsistent with the fiduciary duties of the ArQule Board under applicable law, then ArQule may, at any time prior to the consummation of the Offer (but in no event after such time), enter into a customary confidentiality agreement (x) containing confidentiality and other terms that are no less favorable to ArQule in the aggregate than those contained in the Non-Disclosure Agreement (as described in Section 11 – “The Merger Agreement; Other Agreements – Non-Disclosure Agreement”) and (y) that does not prevent ArQule from providing any information to Parent in accordance with the Merger Agreement or otherwise complying with ArQule’s obligations under the Merger Agreement (an “Acceptable Confidentiality Agreement”) with such third party making such an Acquisition Proposal. ArQule may thereafter (1) furnish information and data with respect to ArQule and afford access to the business, personnel, properties, assets, books or records of ArQule, in each case, pursuant to such Acceptable Confidentiality Agreement, and (2) enter into, maintain and participate in discussions or negotiations with, the third party making such Acquisition Proposal and its representatives; provided, that ArQule will concurrently provide to Parent any information and data concerning ArQule or access provided to such third party that was not previously made available to Parent.

ArQule is required to ensure that its representatives are aware of the relevant no solicitation provisions of the Merger Agreement. Without limiting the foregoing, any violation of the foregoing restrictions by any representative of ArQule will be deemed a breach by ArQule. ArQule will provide Parent with an accurate and complete copy of any Acceptable Confidentiality Agreement as contemplated by the foregoing provision promptly (and in any event within 24 hours) of the execution thereof and ArQule will not terminate, waive, amend, release or modify any material provision of any Acceptable Confidentiality Agreement.

ArQule is required to, as promptly as practicable, and in any event no later than the earlier of 24 hours after receipt thereof, notify Parent, orally and in writing, of any Acquisition Proposal or any inquiry, proposal or offer that expressly contemplates or could reasonably be expected to lead to an Acquisition Proposal which notification will include (i) a copy of the applicable written Acquisition Proposal, inquiry, proposal or offer (or, if oral, a summary of the material terms and conditions of such Acquisition Proposal, inquiry, proposal or offer) and (ii) the identity of the third party making such Acquisition Proposal. ArQule must thereafter keep Parent reasonably informed on a reasonably current basis of the status of, or any material developments, discussions or negotiations regarding, any such Acquisition Proposal, and the material terms and conditions thereto, including by providing a copy of material documentation and summary of communications (including any proposals or offers) relating thereto that is exchanged between the third party (or its representatives) making such Acquisition Proposal and ArQule (or its representatives) within 24 hours after the receipt or delivery thereof.

“Acquisition Proposal” means any inquiry, offer, proposal or indication of interest (in writing or otherwise) from any third party relating to any transaction or series of related transactions involving:

•	any acquisition or purchase by any third party, directly or indirectly, of 15% or more of any class of outstanding voting or equity securities of ArQule, or any tender offer or exchange offer that, if consummated, would result in any third party beneficially owning 15% or more of any class of outstanding voting or equity securities of ArQule;
•	any merger, amalgamation, consolidation, share exchange, business combination, asset acquisition, sale, license or other similar transaction involving assets or businesses that constitute or represent 15% or more of the consolidated revenue, net income or assets of ArQule;
•	any sale or license (other than any non-exclusive and non-material license granted by ArQule in the ordinary course of business consistent with past practice) with respect to the following products of ArQule: ARQ 531, ARQ 092 (miransertib), ARQ 751 or ARQ 087 (derazantinib) or any successors thereof or finished products containing any such product; or
•	any liquidation, dissolution, recapitalization, extraordinary dividend or other significant corporate reorganization of ArQule, the business of which constitutes 15% or more of the consolidated revenue, net income or assets of ArQule.

“Specified Agreement” means a binding written definitive acquisition agreement providing for the consummation of a transaction constituting a Superior Proposal.

“Superior Proposal” means a bona fide written Acquisition Proposal made by any third party after December 6, 2019 that is on terms that the ArQule Board determines in good faith (after consultation with outside legal counsel and a financial advisor of nationally recognized reputation), taking into account all legal, financial, regulatory, and other aspects of the Acquisition Proposal and the third party making the Acquisition Proposal (including any conditions to closing and certainty of closing, timing, any applicable break-up fees and expense reimbursement provisions, and ability of such third party to consummate the Acquisition Proposal), (i) would, if consummated, result in a transaction that is more favorable to the holders of Shares (solely in their capacity as such) from a financial point of view than the transactions contemplated by the Merger Agreement (including any revisions to the terms of the Merger Agreement proposed by Parent pursuant to the matching negotiation provisions described above) and (ii) is reasonably likely to be consummated on the terms proposed without undue delay; provided, however, that, for purposes of this definition of “Superior Proposal,” references in the term “Acquisition Proposal” to “15% or more” will be deemed to be references to “more than 50%”; and further provided that in no event will an Acquisition Proposal be deemed to be a Superior Proposal if consummation of the transaction contemplated thereby is subject to any financing condition or otherwise requires financing that is not fully committed.

Company Adverse Recommendation Change. As described above, and subject to the provisions described below, the ArQule Board has determined to recommend that ArQule stockholders accept the Offer and tender their Shares to Purchaser in the Offer. The ArQule Board also agreed to include its recommendation with respect to the Offer in the Schedule 14D-9 and has permitted Parent to refer to such recommendation in this Offer to Purchase and documents related to the Offer.

Under the Merger Agreement, except as described below, neither the ArQule Board nor any committee thereof will:

•	withhold, fail to include in (or remove from) the Schedule 14D-9, withdraw, qualify or modify (or publicly propose or resolve to do any of the foregoing), in a manner adverse to Parent, its recommendation;
•	adopt, approve, recommend, submit to the holders of Shares or declare advisable or make any recommendation other than a rejection of (or publicly propose to do any of the foregoing), any Acquisition Proposal;
•	fail to (A) reaffirm its recommendation and (B) recommend against acceptance of a tender or exchange offer by the stockholders of ArQule pursuant to Rule 14d-2 under the Exchange Act for outstanding Shares, in each case, within eight business days after receipt of a written request of Parent following an Acquisition Proposal that has been publicly announced (in the case of clause (A)) or the commencement of such tender offer or exchange offer (in the case of clause (B)); provided that the taking of no position or a neutral position by the ArQule Board in respect of the acceptance of any such tender offer or exchange offer as of the end of such period will constitute a failure to recommend against acceptance of any such offer, or
•	take any action to exempt any person (other than Parent or its subsidiaries) or any action taken by any person (other than Parent or its subsidiaries) from any takeover provision; or
•	cause or allow ArQule to enter into a Specified Agreement

However, at any time prior to the consummation of the Merger or earlier termination of the Merger Agreement, the ArQule Board may change its recommendation or terminate the Merger Agreement to enter into a Specified Agreement, in each case if, and only if:

(a)	ArQule is not in breach in any material respect with the provisions summarized under this Section 11 – “The Merger Agreement; Other Agreements – Merger Agreement – No Solicitation” above in connection with the Superior Proposal or Acquisition Proposal that was a precursor to the Specified Agreement;
(b)	the ArQule Board determines in good faith, after consultation with the ArQule’s outside legal counsel, that the failure to change its recommendation or terminate the Merger Agreement to enter into a Specified Agreement would be inconsistent with its fiduciary duties under applicable law;
(c)	ArQule has given Parent written notice of the ArQule Board’s intention to change its recommendation or terminate the Merger Agreement to enter into a Specified Agreement and such change of recommendation or entry into a Specified Agreement is to occur not earlier than 11:59 p.m. New York time on the fifth business day after Parent receives such written notice;
(d)	the decision of the ArQule Board to change its recommendation (if not in connection with an Intervening Event) must be in connection with an Acquisition Proposal or with ArQule’s intent to terminate the Merger Agreement to enter into a Specified Agreement, and ArQule must have complied with the requirements set forth below, as follows:
(i)	prior to giving effect to paragraphs (ii) through (v) below, the ArQule Board must have determined that such Acquisition Proposal is a Superior Proposal;
(ii)	ArQule must have made available to Parent orally and in writing the material terms and conditions of such Acquisition Proposal and copies of all written communications (and, if oral, a summary of the material terms of such communications) relating to such Acquisition Proposal in accordance with the provisions summarized under this Section 11 – “The Merger Agreement; Other Agreements – Merger Agreement – No Solicitation” above;

(iii)	ArQule must have negotiated in good faith with Parent (and caused its representatives to negotiate with Parent), to the extent that Parent desires to negotiate, during the five-business day period provided in paragraph (c) above with respect to such proposed revisions to the Merger Agreement or other proposals made by Parent, if any, so that the Acquisition Proposal would no longer constitute a Superior Proposal;
(iv)	after considering the results of negotiations with Parent and taking into account the proposals made by Parent, if any, after consultation with its outside legal counsel and a financial advisor of nationally recognized reputation, the ArQule Board must have determined in good faith that such Acquisition Proposal remains a Superior Proposal, and, after consultation with its outside legal counsel, that the failure to change its recommendation or terminate the Merger Agreement to enter into a Specified Agreement would be inconsistent with the fiduciary duties of the ArQule Board under applicable law; and
(v)	if ArQule intends to terminate the Merger Agreement to enter into a Specified Agreement, ArQule must have complied with its obligations, including payment of the Termination Fee, pursuant clause (d)(i) of Section 11 – “The Merger Agreement; Other Agreements – Merger Agreement – Termination”.

With respect to an Intervening Event, the ArQule Board may change its recommendation, if and only if:

(a)	it determines in good faith, after consultation with ArQule’s outside legal counsel, that the failure to change its recommendation would be inconsistent with the fiduciary duties of the ArQule Board under applicable law;
(b)	Parent must have received from ArQule written notice not later than 11:59 p.m. New York time on the fifth business day prior to the change of recommendation, describing the Intervening Event in reasonable detail;
(c)	during the five-business day period provided in paragraph (b) above, ArQule must have negotiated in good faith with Parent (and caused its representatives to negotiate with Parent), to the extent that Parent desires to negotiate, with respect to any proposed revisions to the Merger Agreement or other proposals made by Parent, if any, that would obviate the requirement to make a change; and
(d)	after considering the results of negotiations with Parent and taking into account the proposals made by Parent, if any, after consultation with its outside legal counsel, the ArQule Board must have determined in good faith that the failure to change its recommendation would be inconsistent with the fiduciary duties of the ArQule Board under applicable law.

Under the Merger Agreement, the foregoing provision also applies to any material change to the facts and circumstances relating to an Intervening Event (except that any reference to five business days will instead by three business days).

The Merger Agreement does not prohibit ArQule from:

•	taking and disclosing a position contemplated by Rule 14d-9 or Rule 14e-2(a) under the Exchange Act or complying with Item 1012(a) of Regulation M-A under the Exchange Act;
•	making any required disclosure to the holders of ArQule shares, if the ArQule Board determines in good faith, after consultation with outside legal counsel, that the failure to take such position or make such disclosure would be inconsistent with its fiduciary duties under applicable law or any disclosure requirement under applicable law; or
•	making any disclosure that constitutes a “stop, look and listen” communication pursuant to Rule 14d-9(f) promulgated under the Exchange Act;

provided that this provision will not permit the ArQule Board to change its recommendation, except to the extent permitted by the no solicitation provisions described above.

“Intervening Event” means any material fact, event, change, development or circumstance occurring or arising after December 6, 2019, that did not result from or arise out of the announcement or pendency of, or any actions required to be taken (or to be refrained from being taken) by ArQule pursuant to the Merger Agreement and that was neither known to, nor reasonably foreseeable by, the ArQule Board as of December 6, 2019, affecting the business, assets or operations of ArQule and not relating to any Acquisition Proposal, which becomes known to ArQule Board prior to the Acceptance Time, other than:

•	the receipt, existence of or terms of an Acquisition Proposal,
•	any inquiry, indication of interest, proposal or offer that could reasonably be expected to lead to an Acquisition Proposal, or the consequences thereof,
•	changes, in and of itself, in the market price or trading volume of the Shares; or
•	the fact that, in and of itself, ArQule exceeds any internal or published industry analyst projections or forecasts or estimates of revenues or earnings.

Termination. The Merger Agreement may be terminated at any time prior to the consummation of the Offer as follows:

(a)	by mutual written consent of Parent and ArQule at any time prior to the Acceptance Time;
(b)	by either ArQule or Parent by written notice to the other, if:
(i)	the Acceptance Time has not occurred on or prior to April 6, 2020 (the “Outside Date”); provided that the Outside Date will be automatically extended in one-month successive increments, for an additional period of up to five months ending no later than September 4, 2020, in the event that as of the then-scheduled Outside Date all of the Offer Conditions (other than the Antitrust and Judgment/Illegality Conditions, in each case solely in respect of the HSR Act or other applicable antitrust laws) have been satisfied or waived by Parent or Purchaser, to the extent waivable (other than conditions that by their nature are to be satisfied at the Acceptance Time, each of which is then capable of being satisfied); and further provided that the right to terminate the Agreement under this (b)(i) will not be available to any party whose failure to fulfill any obligation under the Merger Agreement has been the primary cause of, or resulted in, the failure of the Acceptance Time to have occurred on or prior to the Outside Date;
(ii)	any final, non-appealable judgment preventing the consummation of the Offer or the Merger has been issued by any governmental authority of competent jurisdiction (and within any jurisdiction in which Parent or any of its affiliates operate their respective businesses or own any assets) and remain in effect or there is any law enacted or deemed applicable to the Offer or the Merger by such a governmental authority that makes consummation of the Offer or the Merger illegal; provided that a party may not terminate the Merger Agreement under the provision described in this (b)(ii) if the issuance of such judgment was primarily caused by or the result of the failure of such party to perform any of its obligations under the Merger Agreement; or
(iii)	if the Offer has expired without the acceptance for payment of Shares pursuant to the Offer in a circumstance in which all of the Offer Conditions are satisfied or have been waived (other than the Minimum Condition and conditions which by their nature are to be satisfied at the expiration of the Offer), following the end of the aggregate 30 business day period described in Section 11 – “The Merger Agreement; Other Agreements – Merger Agreement – The Offer ”; provided that a party may not terminate under the provision described in this (b)(iii) if a breach by such party of any provision of the Merger Agreement has primarily caused the failure of the acceptance for payment of the Shares pursuant to the Offer;
(c)	by Parent by written notice to ArQule at any time prior to the Acceptance Time, if:
(i)	the ArQule Board has made an adverse recommendation change as described in this Section 11 – “The Merger Agreement; Other Agreements – Merger Agreement – Company Adverse Recommendation Change,”
(ii)	ArQule has violated or breached in any material respect its obligations under Section 11 – “The Merger Agreement; Other Agreements - Merger Agreement – No Solicitation”; or

(iii)	a breach of any representation or warranty or failure to perform any covenant or agreement on the part of ArQule set forth in the Merger Agreement has occurred that would cause the Offer Conditions set forth in paragraphs (c)(iv) or (c)(v) in Section 15 – “Conditions of the Offer” (other than in the case of a breach of certain covenants or agreements relating to non-solicitation and adverse recommendation changes as described above), as applicable, not to be satisfied; provided that, if such a breach is curable by ArQule within the earlier of the Outside Date and 20 business days after the date Parent gives ArQule notice of such breach, then Parent may not terminate on account of such breach unless such breach remains uncured upon the earlier of such dates; provided, further, that Parent will not be entitled to terminate the Merger Agreement under the provision described in this (c)(iii) if either Parent or Purchaser is in breach of its obligations under the Merger Agreement such that ArQule would be entitled to terminate the Merger Agreement, as set forth in paragraph (d)(ii) below;
(d)	by ArQule by written notice to Parent at any time prior to the Acceptance Time:
(i)	in order to accept a Superior Proposal and enter into the Specified Agreement relating to such Superior Proposal, if (1) such Superior Proposal did not result from a breach in any material respect of the obligations described in Section 11 – “The Merger Agreement; Other Agreements - Merger Agreement – No Solicitation” with respect to such Superior Proposal and any Acquisition Proposal that was a precursor thereto, (2) the ArQule Board, after satisfying all of the requirements described in Section 11 – “The Merger Agreement; Other Agreements - Merger Agreement – No Solicitation”, has authorized ArQule to enter into a Specified Agreement and (3) ArQule has paid the Termination Fee (as defined below), and has entered into the Specified Agreement, concurrently with the termination of the Merger Agreement; or
(ii)	if a breach of any representation or warranty or failure to perform any covenant or agreement on the part of Parent or Purchaser set forth in the Merger Agreement has occurred, which breach or failure to perform has a Parent Material Adverse Effect; provided that if such a breach is curable by Parent within the earlier of the Outside Date and 20 business days after the date ArQule gives Parent notice of such breach, then ArQule may not terminate the Merger Agreement on account of such breach unless such breach remains uncured upon the earlier of such dates; provided further that ArQule will not be entitled to terminate under the provision described in this (d)(ii) if ArQule is in breach of its obligations under the Merger Agreement such that Parent would be entitled to terminate under (c)(ii) or (c)(iii) above.

Effect of Termination. If the Merger Agreement is terminated in accordance with its terms, the Merger Agreement will be of no further force or effect without liability of any party (or any stockholder or representative of such party) to each other party, except that (i) certain specified provisions and definitions of the Merger Agreement will survive, including those described in Section 11 – “The Merger Agreement; Other Agreements - Merger Agreement – ArQule Termination Fee” below and (ii) none of Parent, Purchaser or ArQule will be relieved or released from any liabilities or damages arising out of any common law fraud or Willful Breach of the Merger Agreement or any other agreement delivered in connection with the Merger Agreement.

ArQule Termination Fee. ArQule will pay to Parent a fee of $95,300,000 (the “Termination Fee”) if:

(a)	Parent terminates the Merger Agreement under the provisions described in (c)(i) or (c)(ii) above;
(b)	ArQule terminates the Merger Agreement under the provisions described in (d)(i) above; or
(c)	(1) Parent, Purchaser or ArQule terminates the Merger Agreement under the provisions described in (b)(i), (b)(iii) or (c)(iii) above, (2) after December 6, 2019 an Acquisition Proposal is made to ArQule or publicly made directly to holders of Shares, and is not withdrawn prior to the date of termination of the Merger Agreement, and (3) ArQule consummates an Acquisition Proposal within 12 months after such termination or enters into a definitive agreement within 12 months after such termination to effect an Acquisition Proposal which is subsequently consummated at any time (replacing “15%” in the definition of Acquisition Proposal with “50%”).

Notwithstanding the foregoing, nothing will prevent, limit or otherwise restrict the right of Parent and Purchaser to bring or maintain any claims arising out of ArQule’s common law fraud or Willful Breach of any provision of the Merger Agreement (or any other agreement delivered in connection therewith) and any Termination Fee paid to Parent under the Merger Agreement will be offset against any award for damages given to Parent pursuant to any claim for fraud or Willful Breach.

“Willful Breach” means an intentional and willful material breach, or an intentional and willful material failure to perform, in each case that is the consequence of an act or omission by a party with the knowledge that the taking of such act or failure to take such act would cause a breach of the Merger Agreement.

Enforcement. The parties have agreed that irreparable damage would occur and that the parties would not have any adequate remedy at law in the event that any of the provisions of the Merger Agreement were not performed in accordance with their specific terms or were otherwise breached.

The parties have further agreed that the parties will be entitled to an injunction or injunctions to prevent breaches or threatened breaches of the Merger Agreement and to enforce specifically the terms and provisions of the Merger Agreement in Delaware court. In any action for specific performance, each party has waived the defense of adequacy of a remedy at law and waived any requirement for the securing or posting of any bond in connection with such remedy, in addition to any other remedy to which they are entitled at law or in equity. The parties have not waived their right to seek any other form of relief available under the Merger Agreement (including monetary damages) and are not required to institute any proceeding for specific performance prior to exercising any termination right (and pursuing damages after such termination).

Expenses. Except as otherwise set forth in the Merger Agreement, all costs and out-of-pocket expenses incurred in connection with the Merger Agreement and the transactions contemplated by the Merger Agreement will be paid by the party incurring such costs or expenses, whether or not the Offer or the Merger is consummated; provided that Parent will pay (i) all filing fees payable pursuant to the HSR Act or any other applicable antitrust law and (ii) except as otherwise provided in Section 6 of the Letter of Transmittal, all transfer, documentary, sales, use, stamp, registration and other similar taxes and fees imposed with respect to the transfer of ArQule common stock pursuant to the Offer or the Merger.

Other Agreements

Support Agreements

The following is a summary of the material provisions of the Support Agreements (as defined below). The following description of the Support Agreements is only a summary and is qualified in its entirety by reference to the Form of Support Agreement, a copy of which is filed as Exhibit (d)(2) of the Schedule TO and is incorporated herein by reference.

Certain Tendering Stockholders entered into a Support Agreement (each a “Support Agreement”) with Parent and Purchaser, pursuant to which each Tendering Stockholder agreed, among other things, to tender all the Shares beneficially owned by such Tendering Stockholder or any of its affiliates into the Offer. Each Support Agreement indicates that nothing in the Support Agreement will be deemed to vest in Parent or Purchaser any direct or indirect ownership or incidence of ownership of or with respect to any of the Shares covered by the Support Agreements and all rights, ownership and economic benefits of and relating to such Shares will remain vested in and belong to the applicable Tendering Stockholder and Parent and Purchaser will have no authority to manage, direct, superintend, restrict, regulate, govern or administer any of the policies or operations of ArQule or exercise any power or authority to direct the applicable Tendering Stockholder in the voting of any of such Shares, except as otherwise provided in the applicable Support Agreement.

Under the Support Agreement, each Tendering Stockholder agreed, if necessary, to vote his, her or its Shares (i) against any Acquisition Proposal (as defined in Section 11 – “The Merger Agreement; Other Agreements – Merger Agreement – No Solicitation”); (ii) against any merger agreement or merger (other than the Merger Agreement and the Merger), consolidation, combination, sale of substantial assets, share exchange, reorganization, recapitalization, dissolution, liquidation or winding up of or by ArQule; and (iii) against any proposal, action or agreement that would reasonably be expected to (1) prevent or nullify any provision of the Support Agreement, (2) result in any of the Offer Conditions or certain conditions to the Merger (that Purchaser will have accepted for payment all tendered Shares and that no judgment preventing the consummation of the

Merger will have been issued or law enacted or deemed applicable in a relevant jurisdiction that makes consummation of the Merger illegal) not being satisfied or (3) impede, interfere with or prevent the consummation of the Offer or the Merger. No Tendering Stockholder may propose, commit or agree to take any action inconsistent with any of the foregoing clauses (i), (ii) or (iii).

Each Tendering Stockholder also agreed to not (i) offer to transfer, transfer or consent to transfer any of its Shares without the prior consent of Parent (other than transfers by operation of law, in which case the Support Agreement will bind the transferee); (ii) enter into any contract, option or other agreement or understanding with respect to the transfer of any of its Shares any interest therein; (iii) grant any proxy, power-of-attorney or other authorization in respect of the Shares other than as required to effect its voting obligations under the Support Agreement; or (iv) deposit any of the Shares into a voting trust or enter into a voting agreement or arrangement, in each case except as contemplated by the Merger Agreement, the Support Agreement or the Offer documents.

Notwithstanding the foregoing, the Tendering Stockholder may transfer Shares (A) under a trading plan pursuant to Rule 10b5-1 under the Exchange Act in existence on December 6, 2019, (B) to effect a cashless exercise for the sole purpose of paying the exercise price of ArQule stock options or to cover tax withholding obligations in connection with such exercise to the extent permitted by (x) the instruments representing such stock options or (y) the Merger Agreement, (C) to effect a sale of Shares following an exercise of ArQule stock options that would have otherwise expired prior to the Effective Time to cover tax withholding obligations in connection with such exercise and (D) if a natural person, (i) to any member of such Tendering Stockholder’s immediate family, (ii) to a trust for the sole benefit of such Tendering Stockholder or any member of such Tendering Stockholder’s immediate family, the sole trustees of which are such Tendering Stockholder or any member of such Tendering Stockholder’s immediate family, (iii) by will or under the laws of intestacy upon the death of such Stockholder, (iv) to a charitable organization, or (v) to any other Stockholder as a gift or otherwise; provided that any such transfer referred to in clauses (D)(i) through (v) will be permitted only if the transferee has executed and delivered to Parent and Purchaser, a joinder to the Support Agreement, in a form reasonably acceptable to Parent and Purchaser and delivered as soon as practicable after such transfer, binding such transferee by the terms and provisions of the Support Agreement.

Each Tendering Stockholder has agreed to, and will cause its representatives to, immediately cease and cause to be terminated any existing solicitations, encouragements, facilitations, discussions or negotiations with any third party with respect to an Acquisition Proposal. Until the termination of the Support Agreement, each Tendering Stockholder also agreed to not, and to cause its representatives not to: (i) solicit, initiate, propose or take any action to knowingly encourage any inquiries or the submission of any proposal or offer that constitutes, or could reasonably be expected to lead to, an Acquisition Proposal or otherwise knowingly facilitate any effort or attempt to make an Acquisition Proposal, (ii) except to the extent ArQule is permitted to do so under the Merger Agreement, enter into, continue or otherwise participate in any discussions or negotiations regarding, furnish to any third party any information or data relating to, afford access to the business, personnel, properties, assets, books or records of the Company in connection with, or otherwise cooperate with any Person with respect to, any Acquisition Proposal or any inquiry, proposal or offer that could reasonably be expected to lead to an Acquisition Proposal, or (iii) resolve, propose or agree to do any of the foregoing.

Non-Disclosure Agreement

Parent and ArQule entered into an amended and restated mutual confidential disclosure agreement, effective as of November 25, 2019 (the “Non-Disclosure Agreement”), in connection with a potential negotiated acquisition transaction that resulted in the Offer. Pursuant to the Non-Disclosure Agreement, subject to certain customary exceptions, each party agreed to keep confidential certain non-public information disclosed to one party or its representatives by or on behalf of the other party and, in the case of Parent, by or on behalf of Parent’s affiliates, including all analyses or other materials containing such non-public information.

Each party agreed that any non-public information furnished to it by the other party would be used solely for the purpose of evaluating an arrangement for research, development and/or commercialization of ArQule’s lead product candidate or a negotiated business combination transaction or acquisition or ArQule.

Under the terms of the Non-Disclosure Agreement, upon the earlier of the written request of the disclosing party or termination or expiration of the Non-Disclosure Agreement, all non-public information received by the receiving party must be returned to the disclosing party or destroyed, as determined by the receiving party, subject to certain customary exceptions. In addition, Parent and ArQule agreed, subject to certain customary exceptions, to not disclose the existence of the Non-Disclosure Agreement or that discussions may have been taking place between parties regarding the purpose described in the immediately preceding paragraph.

The Non-Disclosure Agreement includes a standstill provision. Pursuant to this provision, Parent agreed that, among other things and for a period of one year from the date of the Non-Disclosure Agreement, unless specifically invited by the ArQule Board, neither Parent nor its affiliates or representatives will:

•	effect or propose, or knowingly facilitate or encourage any other person to effect or propose or announce any intention to effect: (i) the acquisition of any voting securities, or rights to acquire voting securities, of ArQule; (ii) any merger, consolidation, or business combination with ArQule; (iii) any recapitalization, restructuring, liquidation, dissolution or other similar extraordinary transaction with respect to ArQule; or (iv) any “solicitation” of “proxies” (as such terms are used in Regulation 14A of the Exchange Act) or consents to vote with respect to any voting securities of ArQule, or the initiation, proposal, encouragement or solicitation of stockholders of ArQule for the approval of any stockholder proposals with respect to ArQule, or the solicitation, advisement or influence of any person with respect to the voting of any voting securities of ArQule;
•	form, join or in any way participate in a “group” (as defined in the Exchange Act) with respect to any voting securities of ArQule or otherwise in connection with any of the foregoing;
•	(i) call or seek to call any meeting of stockholders of ArQule, including by written consent, or provide to any third party a proxy, consent or requisition to call any meeting of stockholders of ArQule; (ii) seek representation on the ArQule Board; or (iii) seek the removal of any member of the ArQule Board or management of ArQule; or
•	publicly disclose any intention, plan or arrangement, whether written or oral, inconsistent with the foregoing.

The Non-Disclosure Agreement includes a no solicitation and no hire provision. Pursuant to this provision, Parent agreed that, among other things and for a period of one year from the date of the Non-Disclosure Agreement, neither Parent nor any of its affiliates would solicit for employment certain specified employees of ArQule listed in the Non-Disclosure Agreement. The restrictions in the no solicitation and no hire provision will not apply to (a) any general solicitation which is not directed specifically to officers or employees of ArQule, or (b) any employee who has been terminated by ArQule prior to commencement of employment discussions with Parent or its affiliates.

This summary of the Non-Disclosure Agreement is only a summary and is qualified in its entirety by reference to the Non-Disclosure Agreement, which is filed as Exhibit (d)(3) of the Schedule TO and is incorporated herein by reference.

12.   Purpose of the Offer; Plans for ArQule

Purpose of the Offer

The purpose of the Offer is for Parent, through Purchaser, to acquire control of, and would be the first step in Parent’s acquisition of the entire equity interest in, ArQule. The Offer is intended to facilitate the acquisition of all outstanding Shares. The purpose of the Merger is to acquire all outstanding Shares not tendered and purchased pursuant to the Offer. If the Offer is consummated, Purchaser intends to complete the Merger as soon as practicable thereafter.

The ArQule Board has unanimously: (i) determined that the Merger Agreement and the transactions contemplated by the Merger Agreement are fair to, and in the best interest of, ArQule and its stockholders; (ii) declared that it is advisable for ArQule to enter into the Merger Agreement; (iii) approved the execution, delivery and performance by ArQule of the Merger Agreement and the consummation of the transactions contemplated by the Merger Agreement, including the Offer and the Merger; (iv) resolved that the Merger would be effected under Section 251(h) of the DGCL; (v) resolved to recommend that ArQule’s stockholders accept the Offer and tender their Shares pursuant to the Offer; and (vi) declared that the Chief Executive Officer, Chief Financial Officer and Chief Operating Officer were authorized to execute and deliver the Merger Agreement.

If the Offer is consummated, we do not anticipate seeking the approval of ArQule’s remaining stockholders before effecting the Merger. Section 251(h) of the DGCL provides that following the consummation of a successful tender offer for a public corporation, and subject to certain statutory provisions, if the acquirer holds at least the amount of shares of each class of stock of such corporation that would otherwise be required to approve a merger for such corporation, and the other stockholders receive the same consideration for their stock in the merger as was payable in the tender offer, the acquirer can effect a merger without the action of the other stockholders of such corporation. Accordingly, if we consummate the Offer, we are required pursuant to the Merger Agreement to complete the Merger without a vote of ArQule’s stockholders in accordance with Section 251(h) of the DGCL.

Plans for ArQule

After completion of the Offer and the Merger, ArQule will be a wholly-owned subsidiary of Parent. In connection with Parent’s consideration of the Offer, Parent has developed a plan, on the basis of available information, for the combination of the business of ArQule with that of Parent. Parent plans to integrate ArQule’s business into Parent. Parent will continue to evaluate and refine the plan and may make changes to it as additional information is obtained.

Except as set forth in this Offer to Purchase and the Merger Agreement, Parent and Purchaser have no present plans or proposals that would relate to or result in (i) any extraordinary corporate transaction involving ArQule (such as a merger, reorganization, liquidation, relocation of any operations or sale or other transfer of a material amount of assets), (ii) any sale or transfer of a material amount of assets of ArQule, (iii) any material change in ArQule’s capitalization or dividend policy or (iv) any other material change in ArQule’s corporate structure or business, (v) any change to the board of directors or management of ArQule, (vi) a class of securities of ArQule being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association or (vii) a class of equity securities of ArQule being eligible for termination of registration pursuant to Section 12(g) of the Exchange Act.

13.   Certain Effects of the Offer

Because the Merger will be governed by Section 251(h) of the DGCL, no stockholder vote will be required to consummate the Merger. Promptly after the consummation of the Offer, and subject to the satisfaction of the remaining conditions set forth in the Merger Agreement, we and ArQule will consummate the Merger as soon as practicable (and in no event later than one business day after the consummation of the Offer) pursuant to Section 251(h). Immediately following the Merger, all of the outstanding shares of ArQule’s common stock will be held by Parent.

Market for the Shares. If the Offer is successful, there will be no market for the Shares because Purchaser intends to consummate the Merger as soon as practicable and subject to the satisfaction or waiver of certain conditions set forth in the Merger Agreement.

Stock Quotation. Depending upon the number of Shares purchased pursuant to the Offer, Shares may no longer meet the requirements for continued listing on Nasdaq if, among other things, ArQule does not meet the requirements for the number of publicly held Shares, the aggregate market value of the publicly held Shares or the number of market makers for the Shares. Parent will seek to cause the listing of Shares on Nasdaq to be discontinued as soon after the consummation of the Offer as the requirements for termination of the listing are satisfied.

If Nasdaq were to delist the Shares, it is possible that the Shares would continue to trade on other securities exchanges or in the over-the-counter market and that price or other quotations of the Shares would be reported by other sources. The extent of the public market for such Shares and the availability of such quotations would depend, however, upon such factors as the number of stockholders and the aggregate market value of such securities remaining at such time, the interest in maintaining a market in the Shares on the part of securities firms, the possible termination of registration under the Exchange Act, and other factors.

Margin Regulations. The Shares are currently “margin securities” under the Regulations of the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”), which has the effect, among other things, of allowing brokers to extend credit based on the use of Shares as collateral. Depending upon factors similar to those described above regarding the market for the Shares and stock quotations, it is possible that, following the Offer, the Shares would no longer constitute “margin securities” for the purposes of the margin regulations of the Federal Reserve Board and, therefore, could no longer be used as collateral for loans made by brokers.

Exchange Act Registration. The Shares are currently registered under the Exchange Act. Such registration may be terminated upon application of ArQule to the SEC if the Shares are neither listed on a national securities exchange nor held by 300 or more holders of record. Termination of registration of the Shares under the Exchange Act would substantially reduce the information required to be furnished by ArQule to its stockholders and to the SEC and would make certain provisions of the Exchange Act no longer applicable to ArQule, such as the short-swing profit recovery provisions of Section 16(b) of the Exchange Act, the requirement of furnishing a proxy statement pursuant to Section 14(a) of the Exchange Act in connection with stockholders’ meetings and the related requirement of furnishing an annual report to stockholders and the requirements of Rule 13e-3 under the Exchange Act with respect to “going private” transactions. Furthermore, the ability of “affiliates” of ArQule and persons holding “restricted securities” of ArQule to dispose of such securities pursuant to Rule 144 under the Securities Act of 1933, as amended, may be impaired or eliminated. If registration of the Shares under the Exchange Act were terminated, the Shares would no longer be “margin securities” or be eligible for listing on Nasdaq. We intend to cause the delisting of the Shares from Nasdaq and the termination of the registration of the Shares under the Exchange Act as soon after completion of the Merger as the requirements for such delisting and termination of registration are satisfied.

14.   Dividends and Distributions

The Merger Agreement provides that from December 6, 2019 to the Effective Time, without the prior written consent of Parent, ArQule will not establish a record date for, declare, set aside or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof).

15.   Conditions of the Offer

For purposes of this Section 15, capitalized terms used in this Section 15 and defined in the Merger Agreement have the meanings set forth in the Merger Agreement, a copy of which is filed as Exhibit (d)(1) of the Schedule TO and is incorporated herein by reference. The obligation of Purchaser to accept for payment and pay for Shares validly tendered (and not properly withdrawn) pursuant to the Offer is subject to the satisfaction of the conditions below (the “Offer Conditions”). Neither Parent nor Purchaser will be required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-l(c) under the Exchange Act (relating to Purchaser’s obligation to pay for or return tendered Shares promptly after the termination or withdrawal of the Offer), pay for any Shares tendered pursuant to the Offer if, at the then-scheduled expiration of the Offer, any of the following conditions have not been satisfied or waived in writing by Parent or Purchaser:

(a)	the Minimum Condition has not been satisfied;
(b)	any waiting period (and any extension thereof) applicable to the consummation of the Offer and the Merger under the HSR Act has not been terminated or has not expired, or any other clearance, approval or consent under any other applicable antitrust law of any governmental authority (and within any jurisdiction in which Parent or any of its affiliates operate their respective businesses or own any assets has not been obtained;
(c)	any of the following events, conditions, circumstances, state of facts or developments exist or has occurred and be continuing:
(i)	any judgment preventing the consummation of the Offer or the Merger has been issued by any governmental authority of competent jurisdiction (and within any jurisdiction in which Parent or any of its affiliates operate their respective businesses or own any assets) and remain in effect, or there is any law enacted or deemed applicable by any such governmental authority to the Offer or the Merger that makes consummation of the Offer or the Merger illegal;
(ii)	any Proceeding has been instituted, pending or threatened in writing by any governmental authority of competent jurisdiction (and within any jurisdiction in which Parent or any of its affiliates operate their respective businesses or own any assets) seeking (1) a Non-Required Remedy (as defined below) or (2) to enjoin, make illegal or otherwise prohibit the consummation of the Offer of the Merger (the conditions set forth in (b), (c)(i) and (c)(ii) above, the “Antitrust and Judgment/Illegality Conditions”);
(iii)	ArQule and Parent have agreed in writing that the Offer or the Merger Agreement be terminated, or the Merger Agreement has been terminated in accordance with its terms;

(iv)	(1) any of the representations and warranties of ArQule set forth in Section 5.1 (Organization), clauses (a) and (b)(i) of Section 5.3 (Authorization; No Conflict), Section 5.4 (Subsidiaries), Section 5.10 (Broker’s or Finder’s Fees), Section 5.13 (Opinion of Financial Advisor) or Section 5.23 (Takeover Provisions) of the Merger Agreement are not true and correct in all material respects as of December 6, 2019 and as of the Expiration Date as though made on and as of such date (except to the extent expressly made as of an earlier date, in which case as of such earlier date), (2) any of the representations and warranties of ArQule set forth in Section 5.2 (Capitalization) of the Merger Agreement are not true and correct in all respects (other than de minimis inaccuracies) as of December 6, 2019 and as of the Expiration Date as though made on and as of such date (except to the extent expressly made as of an earlier date, in which case as of such earlier date), (3) any of the representations and warranties of ArQule set forth in clause (a) of Section 5.7 (Absence of Material Adverse Effect) of the Merger Agreement are not true and correct in all respects as of December 6, 2019 and as of the Expiration Date as though made on and as of such date (except to the extent expressly made as of an earlier date, in which case as of such earlier date) or (4) any representations and warranties of ArQule set forth in the Merger Agreement (other than those listed in the preceding clauses (1), (2) or (3) of this (iv)) are not true and correct (without giving effect to any limitation on any representation or warranty indicated by the words “Company Material Adverse Effect,” “in all material respects,” “in any material respect,” “material” or “materially”) as of December 6, 2019 and as of the Expiration Date as though made on and as of such date (except to the extent expressly made as of an earlier date, in which case as of such earlier date), except, in the case of this clause (4), where the failure of any such representations and warranties to be so true and correct would not, and would not be reasonably expected to, have, individually or in the aggregate, a Company Material Adverse Effect;
(v)	ArQule has failed to perform or comply in any material respect with any obligation, agreement or covenant required to be performed or complied with by it under the Merger Agreement prior to the Expiration Date and such failure remains uncured; or
(vi)	since December 6, 2019, there has occurred any event, condition, change, occurrence or development of a state of facts that has had, or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect; or
(d)	Parent has not received a certificate signed on behalf of ArQule by the chief executive officer or chief financial officer of ArQule to the effect that none of the conditions in (c)(iv), (c)(v) and (c)(vi) have occurred and are continuing.

“Non-Required Remedy” means any of the following actions: (A) divest, dispose of or hold separate any portion (or combination) of the businesses, operations, assets or product lines of Parent, ArQule or any of their respective subsidiaries; (B) restrict, prohibit or limit the ability of Parent, ArQule or any of their subsidiaries to conduct its business or own its assets; (C) restrict, prohibit or limit the ownership or operation of Parent, ArQule or any of their subsidiaries of all or any portion of its business or assets in any part of the world; (D) cause Parent or any of its subsidiaries to divest any Shares; or (E) impose limitations on the ability of Parent or any of its subsidiaries effectively to acquire, hold or exercise full rights of ownership of any Shares, including the right to vote the Shares acquired or owned by Parent or any of its subsidiaries.

The foregoing conditions are for the sole benefit of Parent and Purchaser, may be asserted by Parent or Purchaser regardless of the circumstances giving rise to any such conditions, and may be waived by Parent or Purchaser in whole or in part at any time and from time to time in their sole discretion; provided that the Minimum Condition and the Antitrust and Judgment/Illegality Conditions (other than the condition in (c)(ii)(1) above which may be waived by Parent and Purchaser in their sole discretion) may be waived by Parent and Purchaser only with the prior written consent of ArQule, which may be granted or withheld in ArQule’s sole discretion. The failure by Parent or Purchaser at any time to exercise any of the foregoing rights will not be deemed a waiver of any such right and each such right will be deemed an ongoing right which may be asserted at any time and from time to time.

16.   Certain Legal Matters; Regulatory Approvals

General. Based on our examination of publicly available information filed by ArQule with the SEC and other publicly available information concerning ArQule, we are not aware of any governmental license or regulatory permit that appears to be material to ArQule’s business that would be adversely affected by our acquisition of Shares pursuant to the Offer or, except as set forth below in this Section 16, of any approval or other action by any government or governmental administrative or regulatory authority or agency, domestic or foreign, that would be required for our purchase of Shares pursuant to the Offer. Should any such approval or other action be required or desirable, we currently contemplate that, except for takeover laws in jurisdictions other than Delaware as described below under “State Takeover Laws,” such approval or other action will be sought. However, except for observance of the waiting periods and the obtaining of the required approvals summarized under “Antitrust Compliance” below in this Section 16, we do not anticipate delaying the purchase of Shares tendered pursuant to the Offer pending the outcome of any such matter. There can be no assurance that any such approval or action, if needed, will be obtained or, if obtained, that it will be obtained without substantial conditions; and there can be no assurance that, in the event that such approvals were not obtained or such other actions were not taken, adverse consequences might not result to ArQule’s business or that certain parts of ArQule’s business might not have to be disposed of or held separate, any of which may give us the right to terminate the Offer at any Expiration Date without accepting for payment any Shares validly tendered (and not properly withdrawn) pursuant to the Offer. Our obligation under the Offer to accept for payment and pay for Shares is subject to the Offer Conditions, including, among other conditions, that the waiting period under the HSR Act applicable to the purchase of the Shares pursuant to the Offer and the consummation of the Merger has either expired or been terminated. See Section 15 – “Conditions of the Offer.”

Antitrust Compliance

Under the HSR Act (including the related rules and regulations that have been promulgated thereunder by the FTC), certain acquisition transactions, including Purchaser’s purchase of Shares pursuant to the Offer, may not be consummated until certain information and documentary material has been furnished for review by the FTC and the Antitrust Division of the DOJ (the “Antitrust Division”) and certain waiting period requirements have been satisfied. Parent and ArQule filed their respective Premerger Notification and Report Forms with the FTC and the Antitrust Division on December 16, 2019.

Under the HSR Act, Purchaser’s purchase of the Shares pursuant to the Offer is subject to an initial waiting period that will expire at 11:59 p.m., Eastern time, on December 31, 2019. However, the initial waiting period may be terminated prior to such date and time by the FTC or the Antitrust Division, or Purchaser and ArQule may receive a request (a “Second Request”) for additional information or documentary material from either the FTC or the Antitrust Division prior to such expiration. If the FTC or the Antitrust Division issues a Second Request, the waiting period with respect to the Offer will be extended for an additional period of 10 days, which will begin on the date on which Purchaser has substantially complied with the Second Request. Complying with a Second Request can take a significant period of time. Even though the waiting period is not affected by a Second Request to ArQule or by ArQule supplying the requested information, ArQule is obliged to respond to the request within a reasonable time. If the ten-day waiting period expires on a Saturday, Sunday or federal holiday, then such waiting period will be extended until 11:59 p.m. of the next day that is not a Saturday, Sunday or federal holiday. Only one extension of the waiting period pursuant to a Second Request is authorized by the HSR Act. After that time, the waiting period may be extended only by court order or with our consent. The FTC or the Antitrust Division may terminate the additional ten-day waiting period before its expiration.

The FTC and the Antitrust Division frequently scrutinize the legality under the U.S. antitrust laws of transactions like the Offer and the Merger. At any time, the FTC or the Antitrust Division could take any action under the antitrust laws that it considers necessary or desirable in the public interest, including seeking (i) to enjoin the purchase of Shares pursuant to the Offer, (ii) to enjoin the Merger, (iii) to require Purchaser (or, after completion of the Merger, Parent) to divest the Shares, or (iv) to require us or ArQule to divest substantial assets or seek other conduct relief. Private parties, as well as state attorneys general, also may bring legal actions under the antitrust laws under certain circumstances. At any time before or after the consummation of the Merger, notwithstanding the early termination of the applicable waiting period under the HSR Act, any state or private party could seek to enjoin the consummation of the Merger or seek other structural or conduct relief or damages. See Section 15 – “Conditions of the Offer.”

Based upon an examination of publicly available information and other information relating to the businesses in which ArQule is engaged, Parent and ArQule believe that neither the purchase of Shares by Purchaser pursuant to the Offer nor the consummation of the Merger should violate applicable antitrust laws. Nevertheless, neither Parent nor ArQule can be certain that a challenge to the Offer or the Merger on antitrust grounds will not be made, or, if such challenge is made, what the result will be. See Section 15 – “Conditions of the Offer.”

State Takeover Laws

ArQule is incorporated under the laws of the State of Delaware. In general, Section 203 of the DGCL (“Section 203”) prevents a Delaware corporation from engaging in a “business combination” (defined to include mergers and certain other actions) with an “interested stockholder” (including a person who owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock) for a period of three years following the date such person became an “interested stockholder” unless, among other things, the “business combination” is approved by the board of directors of such corporation before such person became an “interested stockholder.” The ArQule Board approved the Merger Agreement and the transactions contemplated therein, and the restrictions on “business combinations” described in Section 203 are inapplicable to the Merger Agreement and the transactions contemplated by the Merger Agreement.

ArQule conducts business in a number of states throughout the United States, some of which have enacted takeover laws. We do not know whether any of these laws will, by their terms, apply to the Offer or the Merger and have not attempted to comply with any such laws. Should any person seek to apply any state takeover law, we will take such action as then appears desirable, which may include challenging the validity or applicability of any such statute in appropriate court proceedings. In the event any person asserts that the takeover laws of any state are applicable to the Offer or the Merger, and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, we may be required to file certain information with, or receive approvals from, the relevant state authorities. In addition, if enjoined, we may be unable to accept for payment any Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer and the Merger. In such case, we may not be obligated to accept for payment any Shares tendered in the Offer. See Section 15 – “Conditions of the Offer.”

Going Private Transactions

The SEC has adopted Rule 13e-3 under the Exchange Act, which is applicable to certain “going private” transactions, and which may under certain circumstances be applicable to the Merger or another business combination following the purchase of Shares pursuant to the Offer in which we seek to acquire the remaining Shares not then held by us. We believe that Rule 13e-3 under the Exchange Act will not be applicable to the Merger because: (i) we were not, at the time the Merger Agreement was executed, and are not, an affiliate of ArQule for purposes of the Exchange Act; (ii) we anticipate that the Merger will be effected as soon as practicable after the consummation of the Offer (and in any event within one year following the consummation of the Offer); and (iii) in the Merger, stockholders will receive the same price per Share as the Offer Price.

Stockholder Approval Not Required

Section 251(h) of the DGCL generally provides that stockholder approval of a merger is not required if certain requirements are met, including that (i) the acquiring company consummates a tender offer for any and all of the outstanding common stock of the company to be acquired that, absent Section 251(h) of the DGCL, would be entitled to vote on the adoption of the merger agreement, and (ii) following the consummation of such tender offer, the acquiring company owns at least such percentage of the stock of the company to be acquired that, absent Section 251(h) of the DGCL, would be required to adopt the merger. If the Minimum Condition is satisfied and we accept Shares for payment pursuant to the Offer, we will hold a sufficient number of Shares to consummate the Merger under Section 251(h) of the DGCL without submitting the adoption of the Merger Agreement to a vote of the ArQule stockholders. Following the consummation of the Offer and subject to the satisfaction of the remaining conditions set forth in the Merger Agreement, Parent, Purchaser and ArQule will take all necessary action to cause the Merger to become effective as soon as practicable following the consummation of the Offer without a meeting of ArQule stockholder, as provided in Section 251(h) of the DGCL.

17.   Appraisal Rights

No appraisal rights are available to the holders of Shares who tender such Shares in connection with the Offer. If the Offer and Merger are consummated, the holders of Shares who: (i) did not tender their Shares in the Offer; (ii) follow the procedures set forth in Section 262 of the DGCL; and (iii) do not thereafter lose their appraisal rights (by withdrawal, failure to perfect or otherwise), in each case in accordance with the DGCL, will be entitled to have their Shares appraised by the Delaware Court of Chancery and receive payment of the “fair value” of such Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest thereon, if any, as determined by such court. Unless the Delaware Court of Chancery in its discretion determines otherwise for good cause shown, interest from the effective date of the Merger through the date of payment of the judgment will be compounded quarterly and will accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the Merger and the date of payment of the judgment.

In determining the “fair value” of any Shares, the Court of Chancery will take into account all relevant factors. Holders of Shares should recognize that “fair value” so determined could be higher or lower than, or the same as, the Offer Price or the consideration payable in the Merger (which is equivalent in amount to the Offer Price) and that an investment banking opinion as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer and the Merger, is not an opinion as to, and does not otherwise address, “fair value” under Section 262 of the DGCL. Moreover, we may argue in an appraisal proceeding that, for purposes of such proceeding, the fair value of such Shares is less than the Offer Price.

Section 262 provides that, if a merger was approved pursuant to Section 251(h), either a constituent corporation before the effective date of the merger or the surviving corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of Section 262. The Schedule 14D-9 constitutes the formal notice by ArQule to its stockholders of appraisal rights in connection with the Merger under Section 262 of the DGCL.

As described more fully in the Schedule 14D-9, if a stockholder wishes to elect to exercise appraisal rights under Section 262 in connection with the Merger, such stockholder must do all of the following:

•	prior to the later of the consummation of the Offer and 20 days after the date of mailing of the Schedule 14D-9, deliver to ArQule a written demand for appraisal of Shares held, which demand must reasonably inform ArQule of the identity of the stockholder and that the stockholder is demanding appraisal;
•	not tender such stockholder’s Shares in the Offer; and
•	continuously hold of record the Shares from the date on which the written demand for appraisal is made through the Effective Time.

The foregoing summary of the appraisal rights of stockholders under the DGCL does not purport to be a complete statement of the procedures to be followed by the stockholders desiring to exercise any appraisal rights available thereunder and is qualified in its entirety by reference to Section 262 of the DGCL. The proper exercise of appraisal rights requires strict and timely adherence to the applicable provisions of the DGCL. A copy of Section 262 of the DGCL will be included as Annex II to the Schedule 14D-9.

The information provided above is for informational purposes only with respect to your alternatives if the Merger is consummated. If you tender your Shares into the Offer, you will not be entitled to exercise appraisal rights with respect to your Shares, but, instead, upon the terms and subject to the conditions to the Offer, you will receive the Offer Price for your Shares.

18.   Fees and Expenses

Purchaser has retained D.F. King & Co., Inc. to be the Information Agent and American Stock Transfer & Trust Company, LLC, to be the Depositary in connection with the Offer. The Information Agent may contact holders of Shares by mail, telephone, telecopy and personal interview and may request banks, brokers, dealers and other nominees to forward materials relating to the Offer to beneficial owners of Shares.

The Information Agent and the Depositary each will receive reasonable and customary compensation for their respective services in connection with the Offer, will be reimbursed for reasonable out-of-pocket expenses and will be indemnified against certain liabilities and expenses in connection therewith, including certain liabilities under federal securities laws.

None of Parent or Purchaser will pay any fees or commissions to any broker or dealer or to any other person (other than to the Depositary and the Information Agent) in connection with the solicitation of tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks and trust companies will, upon request, be reimbursed by Purchaser for customary mailing and handling expenses incurred by them in forwarding offering materials to their customers. In those jurisdictions where applicable laws or regulations require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Purchaser.

19.   Miscellaneous

The Offer is not being made to (nor will tenders be accepted from or on behalf of holders of) Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction. In those jurisdictions where applicable laws or regulations require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Purchaser.

No person has been authorized to give any information or to make any representation on behalf of Parent or Purchaser not contained herein or in the Letter of Transmittal, and, if given or made, such information or representation must not be relied upon as having been authorized. No broker, dealer, bank, trust company, fiduciary or other person shall be deemed to be the agent of Parent, Purchaser the Depositary or the Information Agent for the purposes of the Offer.

Purchaser has filed with the SEC a Tender Offer Statement on Schedule TO pursuant to Rule 14d-3 under the Exchange Act, together with exhibits furnishing certain additional information with respect to the Offer, and may file amendments thereto. In addition, ArQule has filed or will file, pursuant to Rule 14d-9 under the Exchange Act, the Schedule 14D-9 with the SEC, together with exhibits, setting forth the recommendation of the ArQule Board with respect to the Offer and the reasons for such recommendation and furnishing certain additional related information. A copy of such documents, and any amendments thereto, may be examined at, and copies may be obtained from, the SEC in the manner set forth in Section 7 – “Certain Information Concerning ArQule” above.

Argon Merger Sub, Inc.
December 17, 2019

SCHEDULE I

DIRECTORS AND EXECUTIVE OFFICERS OF PARENT

The name, current principal occupation or employment and material occupations, positions, offices or employment for the past five years of each director and executive officer of Parent are set forth below. The business address of each director and officer is One Merck Drive, P.O. Box 100, Whitehouse Station, New Jersey 08889. All directors and executive officers listed below are United States citizens. Directors of Parent are identified by an asterisk.

Name	Current Principal Occupation or Employment and 5-Year Employment History
Rita Karachun*
Rita Karachun has served as Senior Vice President, Finance – Global Controller of Merck & Co., Inc. from March 2014 to present, and as Director of Parent from March 2014 to present and has served as President and Director of Purchaser from December 2019 to present.

Caroline Litchfield*
Caroline Litchfield has served as Corporate Treasurer and Senior Vice President, Treasury, Tax & Investor Relations of Merck & Co., Inc. from January 2019 to present, as Senior Vice President, Treasurer and Director of Parent from January 2019 to present and as Senior Vice President, Treasurer and Director of Purchaser from December 2019 to present. Prior to that, she served as the Senior Vice President, Finance for GHH of Parent from 2014 to December 2018.

Timothy G. Dillane
Timothy G. Dillane has served as Assistant Treasurer of Merck & Co., Inc. from May 2018 to present, as Assistant Treasurer of Parent from May 2018 to present and as Assistant Treasurer of Purchaser from December 2019 to present. Prior to that, he served as the Executive Director, Pension Investments of Parent from 2017 to December 2019 and the Director, Pension Investments of Parent from 2007 to 2017.

Juanita Lee
Juanita Lee has served as Assistant Treasurer of Merck & Co., Inc. from November 2011 to present, as Assistant Treasurer of Parent from October 2011 to present and as Assistant Treasurer of Purchaser from December 2019 to present.

Michael G. Schwartz
Michael G. Schwartz has served as Assistant Treasurer of Merck & Co., Inc. from May 2018 to present, as Assistant Treasurer of Parent from May 2018 to present and as Assistant Treasurer of Purchaser from December 2019 to present. Prior to that he served as Executive Director, GHH Finance of Parent from February 2014 to May 2018.

Geralyn Ritter
Geralyn Ritter has served as Senior Vice President, Corporate Secretary and Assistant General Counsel of Merck & Co., Inc. from December 2012 to present, and as Secretary of Parent from December 2012 to present. She previously served as Senior Vice President, Global Public Policy and Corporate Responsibility from 2008 to 2014 of Merck & Co., Inc.

Faye C. Brown
Faye C. Brown has served as Senior Assistant Secretary of Merck & Co., Inc. from November 2017 to present, as Assistant Secretary of Parent from February 2018 to present and as Assistant Secretary of Purchaser from December 2019 to present. Prior to that she was Senior Securities Paralegal at Warner Media, LLC (formerly known as Time Warner, Inc.), a leading media and entertainment company with a principal business address of One Time Warner Center, New York, New York 10019, from April 2015 to October 2017.

Katie Fedosz
Katie Fedosz has served as Assistant Secretary of Merck & Co., Inc. from November 2017 to present, as Assistant Secretary of Parent from December 2006 to present and as Assistant Secretary of Purchaser from December 2019 to present. She was also Senior Assistant Secretary of Merck & Co., Inc. from 2010 to November 2017.

Jon Filderman*
Jon Filderman has served as Director of Parent from May 2015 to present and as Secretary and Director of Purchaser from December 2019 to present. He previously served as Secretary of Parent from 2014 to 2017, and has served as Assistant Vice President of Parent from 2015 to present, and prior to that, as Managing Counsel, Corporate Legal Group of Parent until 2015.

Name	Current Principal Occupation or Employment and 5-Year Employment History
Jerome Mychalowych
Jerome Mychalowych has served as Senior Vice President, Corporate Tax of Parent from November 2016 to present. From February 2013 to October 2016, he was Senior Vice President, Global Tax, at Zoetis Inc., a company focused on animal health medicines, vaccines, and diagnostic products with a principal address of 10 Sylvan Way, Parsippany, New Jersey, 07054.

Salvatore Lombardo	Salvatore Lombardo has performed the function of Assistant Secretary, Tax of Parent from 2014 to present.

DIRECTORS AND EXECUTIVE OFFICERS OF PURCHASER

The name, current principal occupation or employment and material occupations, positions, offices or employment for the past five years, of each director and executive officer of Purchaser are set forth below. The business address of each director and officer is One Merck Drive, P.O. Box 100, Whitehouse Station, New Jersey 08889. All directors and executive officers listed below are United States citizens. Directors of Purchaser are identified by an asterisk.

Name	Current Principal Occupation or Employment and 5-Year Employment History
Rita Karachun*
Rita Karachun has served as Senior Vice President, Finance – Global Controller of Merck & Co., Inc. from March 2014 to present, and as Director of Parent from March 2014 to present and has served as President and Director of Purchaser from December 2019 to present.

Caroline Litchfield*
Caroline Litchfield has served as Corporate Treasurer and Senior Vice President, Treasury, Tax & Investor Relations of Merck & Co., Inc. from January 2019 to present, as Senior Vice President, Treasurer and Director of Parent from January 2019 to present and as Senior Vice President, Treasurer and Director of Purchaser from December 2019 to present. Prior to that, she served as the Senior Vice President, Finance for GHH of Parent from 2014 to December 2018.

Timothy G. Dillane
Timothy G. Dillane has served as Assistant Treasurer of Merck & Co., Inc. from May 2018 to present, as Assistant Treasurer of Parent from May 2018 to present and as Assistant Treasurer of Purchaser from December 2019 to present. Prior to that, he served as the Executive Director, Pension Investments of Parent from 2017 to December 2019 and the Director, Pension Investments of Parent from 2007 to 2017.

Juanita Lee
Juanita Lee has served as Assistant Treasurer of Merck & Co., Inc. from November 2011 to present, as Assistant Treasurer of Parent from October 2011 to present and as Assistant Treasurer of Purchaser from December 2019 to present.

Michael G. Schwartz
Michael G. Schwartz has served as Assistant Treasurer of Merck & Co., Inc. from May 2018 to present, as Assistant Treasurer of Parent from May 2018 to present and as Assistant Treasurer of Purchaser from December 2019 to present. Prior to that he served as Executive Director, GHH Finance of Parent from February 2014 to May 2018.

Jon Filderman*
Jon Filderman has served as Director of Parent from May 2015 to present and as Secretary and Director of Purchaser from December 2019 to present. He previously served as Secretary of Parent from 2014 to 2017, and has served as Assistant Vice President of Parent from 2015 to present, and prior to that, as Managing Counsel, Corporate Legal Group of Parent until 2015.

Faye C. Brown
Faye C. Brown has served as Senior Assistant Secretary of Merck & Co., Inc. from November 2017 to present, as Assistant Secretary of Parent from February 2018 to present and as Assistant Secretary of Purchaser from December 2019 to present. Prior to that she was Senior Securities Paralegal at Warner Media, LLC (formerly known as Time Warner, Inc.), a leading media and entertainment company with a principal business address of One Time Warner Center, New York, New York 10019, from April 2015 to October 2017.

Katie Fedosz
Katie Fedosz has served as Assistant Secretary of Merck & Co., Inc. from November 2017 to present, as Assistant Secretary of Parent from December 2006 to present and as Assistant Secretary of Purchaser from December 2019 to present. She was also Senior Assistant Secretary of Merck & Co., Inc. from 2010 to November 2017.

DIRECTORS AND EXECUTIVE OFFICERS OF MERCK & CO., INC.

The name, current principal occupation or employment and material occupations, positions, offices or employment for the past five years of each director and executive officer of Merck & Co., Inc. are set forth below. The business address of each director and officer is 2000 Galloping Hill Road, Kenilworth, New Jersey, 07033. All directors and executive officers listed below are United States citizens. Directors of Merck & Co., Inc. are identified by an asterisk.

Name	Current Principal Occupation or Employment and 5-Year Employment History
Leslie A. Brun*
Leslie A. Brun has served as a Director of Merck & Co., Inc. from 2008 to present. From 2006 to present, he has held the positions of Chief Executive Officer and Chairman of Sarr Group, LLC, an investment holding company with a principal address of 435 Devon Park Drive, 700 Building, Wayne, PA 19087. He has served as a Director of Broadridge Financial Solutions, Inc. from 2007 to present, and was Non-Executive Chairman from 2011 to 2019. He has served as a Director and Non-Executive Chairman of CDK Global, Inc. from 2014 to present. He has also been a Director of Corning Incorporated from 2018 to present, and of Ariel Investments, LLC from 2019 to present. He was a Director of Automatic Data Processing, Inc from 2013-2015 and Hewlett Packard Enterprise Company from 2015 to 2018.

Thomas R. Cech, Ph.D.*
Dr. Thomas R. Cech has served as a Director of Merck & Co., Inc. from 2009 to present. He has been a Distinguished Professor of Chemistry and Biochemistry from 1990 to present and Director of the BioFrontiers Institute from 2009 to present at the University of Colorado. He has also held the position of Investigator from 1988 to present at the Howard Hughes Medical Institute, a non-profit medical research organization with a principal address of 4000 Jones Bridge Rd., Chevy Chase, Maryland 20815.

Mary Ellen Coe*
Mary Ellen Coe has served as a Director of Merck & Co., Inc. from 2019 to present. She has held the position of President, Google Customer Solutions from 2017 to present. She was previously the Vice President, Go-to-Market Operations and Strategy of Google from 2012 to 2017. She served as Director of Whole Foods Market, Inc. from 2016 to 2017.

Pamela J. Craig*
Pamela J. Craig has served as a Director of Merck & Co., Inc. from 2015 to present. She has also served as Director of 3M Company from 2019 to present, and of Progressive Insurance from 2018 to present. She was formerly a director of VMware, Inc. from 2013 to 2015, of Wal-Mart Stores, Inc. from 2013 to 2017 and of Akamai Technologies, Inc. from 2011 to 2019.

Kenneth C. Frazier*
Kenneth C. Frazier has served as a Director of Merck & Co., Inc. from 2011 to present. He has been the Chairman and Chief Executive Officer of Merck & Co., Inc. from 2011 to present, and has also been the President from 2010 to present. He has been a Director of Exxon Mobil Corporation from 2009 to present.

Thomas H. Glocer*
Thomas H. Glocer has served as a Director of Merck & Co., Inc. from 2007 to present. From 2012 to present, he has been a Founder and Managing Partner of Angelic Ventures LP, a family office investing in early-stage technology companies with a principal address of 845 3rd Avenue, 4th Floor, New York, NY 10022. He has served as a Director of Morgan Stanley from 2013 to present, and of Publicis Groupe from 2016 to present.

Rochelle B. Lazarus*
Rochelle B. Lazarus has served as a Director of Merck & Co., Inc. from 2004 to present. From 2012 to present she has been the Chairman Emeritus of Ogilvy & Mather, a global advertising and marketing communication company with a principal address of 636 11th Avenue, New York, NY 10036. She has served as Director of The Blackstone Group L.P. from 2013 to present. She was formerly a Director of General Electric from 2000 to 2018.

Paul B. Rothman, M.D.*
Dr. Paul D. Rothman has served as a Director of Merck & Co., Inc. from 2015 to present. He has held the positions of Dean of the Medical Faculty and Vice President for Medicine of Johns Hopkins University from 2012 to present. From 2012 to present, he has also been the Chief Executive Officer of Johns Hopkins Medicine.

Name	Current Principal Occupation or Employment and 5-Year Employment History
Patricia F. Russo*
Patricia F. Russo served as a Director of Schering-Plough Corporation from 1995 until 2009 when the company became Merck & Co., Inc. and has continued to serve as a Director of Merck & Co., Inc. from 2009 to present. From 2015 to present, she has held the position of Non-executive Chairman of Hewlett Packard Enterprise Company, a technology company with a principal address of 6280 America Center Drive, San Jose, California 95002. She has served as a Director of General Motors Company from 2009 to present, of Hewlett Packard Enterprise Company from 2015 to present, and of KKR Management Inc. from 2011 to present. She was also formerly a Director of Hewlett-Packard Company from 2011 to 2015 and Arconic, Inc. (formerly Alcoa, Inc.) from 2008 to 2016.

Inge G. Thulin*
Inge G. Thulin has served as a Director of Merck & Co., Inc. from 2018 to present. He was the Executive Chairman of 3M Company, a global technology company with a principal address of 3M Corporate Headquarters, 3M Center St. Paul, MN 55144, from 2018 to 2019. He was previously the Chairman, President and Chief Executive Officer of 3M Company from 2012 to 2018 and a Director of 3M Company from 2012 to 2019. He has served as a Director of Chevron Corporation from 2015 to present.

Wendell P. Weeks*
Wendell P. Weeks has served as a Director of Merck & Co., Inc. from 2004 to present. From 2010 to present, he has held the positions of Chairman, Chief Executive Officer and President of Corning Incorporated, a glass and materials science innovator for the optical communications, mobile consumer electronics, display, automotive, and life sciences industries with a principal address of One Riverfront Plaza, Corning, NY 14831. He has served as a Director of Amazon.com, Inc. from 2016 to present, and of Corning Incorporated from 2000 to present.

Peter C. Wendell*
Peter C. Wendell has served as a Director of Merck & Co., Inc. from 2003 to present. From 1982 to present, he has been a Managing Director of Sierra Ventures, a technology-oriented venture capital firm with a principal address of 1400 Fashion Island Boulevard, Suite 1010, San Mateo, CA 94404. He has also been on the faculty of the Stanford University Graduate School of Business from 1991 to present.

Robert M. Davis	Robert M. Davis has served as the Executive Vice President, Global Services, and Chief Financial Officer of Merck & Co., Inc. from 2014 to present.
Roger M. Perlmutter	Roger M. Perlmutter has served as the Executive Vice President and President, Merck Research Laboratories of Merck & Co., Inc. from 2013 to present.
Jennifer L. Zachary
Jennifer L. Zachary has served as the Executive Vice President and General Counsel of Merck & Co., Inc. from 2018 to present. She was previously a Partner at Covington & Burling LLP, a law firm with a principal address of 850 10th Street NW, Washington D.C. 20001, from 2013 to 2018.

The Letter of Transmittal, properly completed, will be accepted. The Letter of Transmittal and certificates evidencing Shares and any other required documents should be sent by each holder or such holder’s broker, dealer, commercial bank, trust company or other nominee to the Depositary at one of its addresses set forth below:

The Depositary for the Offer is:

If delivering by mail:

American Stock Transfer & Trust Company, LLC
Operations Center
Attn: Reorganization Department
6201 15th Avenue
Brooklyn, New York 11219

Phone: Toll-free (877) 248-6417
(718) 921-8317
Fax: (718) 234-5001

If delivering by hand, express mail, courier
or any other expedited service:

American Stock Transfer & Trust Company, LLC
Operations Center
Attn: Reorganization Department
6201 15th Avenue
Brooklyn, New York 11219

Questions or requests for assistance may be directed to the Information Agent at the address and telephone numbers listed below. Additional copies of this Offer to Purchase, the Letter of Transmittal and other materials may also be obtained from the Information Agent. Stockholders may also contact brokers, dealers, commercial banks or trust companies for assistance concerning the Offer.

The Information Agent for the Offer is:

D.F. King & Co., Inc.
48 Wall Street
New York, New York 10005
Banks and Brokers Call: (212) 269-5550
All Others Call: (800) 622-1649
Email: arql@dfking.com